Exhibit 99.1

1240 Phillips Square

Montreal, Québec

Canada, H3B 3H4

August 24, 2016

To Our Shareholders:

On behalf of the Board of Directors of Birks Group Inc. (the “Company”), I cordially invite you to attend the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Wednesday, September 21, 2016, at 9:00 a.m. A notice of the Meeting, form of proxy, and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

We urge you to attend the Meeting. It is an excellent opportunity for the Company’s management to discuss the Company’s progress with you in person.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote in person by following the procedures set forth in the management proxy circular.

We look forward to seeing you on September 21.

Yours truly,

/s/ Count Lorenzo Rossi di Montelera
Count Lorenzo Rossi di Montelera
Chairman of the Board

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

To be held on Wednesday, September 21, 2016

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of BIRKS GROUP INC. (the “Company”) will be held at the Saint-James Club, 1145 Union Avenue, Montreal, Québec, Canada H3B 3C2 on Wednesday, September 21, 2016, at 9:00 a.m., for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 26, 2016, together with the auditors’ report thereon;

(2)	electing a board of eight directors to serve until the next annual meeting of shareholders;

(3)	considering and, if deemed advisable, approving the Company’s Omnibus Long-Term Incentive Plan;

(4)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

(5)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on August 12, 2016 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

/s/ Miranda Melfi
Miranda Melfi
Vice President, Legal Affairs &
Corporate Secretary

Montreal, Québec – August 24, 2016

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 21, 2016

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about August 24, 2016, is furnished in connection with the solicitation by management of Birks Group Inc. (the “Company”), whose principal executive office is located at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 21, 2016 at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual Meeting of Shareholders, and the enclosed proxy will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the primary use of mail, the Company’s employees may also solicit proxies personally, by telephone or other means of telecommunications. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Inc. to assist it in soliciting proxies for an anticipated fee of $6,000 plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

References

Unless the context otherwise requires, the terms “Birks Group” and the “Company” are used in this Circular to refer to Birks Group Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc. and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the shareholders of Mayors on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks Group prior to the merger.

Unless otherwise indicated, all monetary references in this Circular are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Within this Circular, the Company’s fiscal years ended March 29, 2014, March 28, 2015 and March 26, 2016 are referred to as fiscal year 2014, 2015 and 2016, respectively. The Company’s fiscal year ends on the last Saturday in March of each year. Fiscal years ended 2016, 2015 and 2014 consisted of 52 weeks (reported in four 13-week periods).

Appointment of Proxyholders and Revocation of Proxies

A shareholder may appoint as proxyholder a person other than the persons named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, Computershare Trust Company N.A., P.O. Box 30202, College Station, Texas 77842-9909, not less than 48 hours prior to the Meeting.

A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, 1240 Phillips Square, Montreal, Québec, Canada H3B 3H4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for fiscal year 2016, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of eight directors to serve until the next annual meeting of shareholders;

2.	considering and, if deemed advisable, approving the Company’s Omnibus Long-Term Incentive Plan;

3.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration; and

4.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted “FOR” the election of each of the nominees for directors set forth in this Circular under the heading “Election of Directors”, “FOR” the approval of the Company’s Omnibus Long-Term Incentive Plan as set forth in this circular under the heading “Approval of the Company’s Omnibus Long-Term Incenvite Plan” and “FOR” the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors”.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

The Company’s financial information is included in its consolidated financial statements for fiscal year 2016. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Secretary of the Company at its principal executive office (1240 Phillips Square, Montreal, Québec, Canada H3B 3H4, fax: (514) 397-2537), or on EDGAR at www.sec.gov.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As of August 12, 2016, the Company had 10,242,911 Class A voting shares outstanding, 7,717,970 Class B multiple voting shares outstanding, and no preferred shares outstanding. As it concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name at the close of business on August 12, 2016, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual Meeting of Shareholders enclosed with this Circular (the “Record Date”).

The Company will prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

A quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Trust Company N.A., shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results from the Meeting.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of each of the directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Code of Ethics and Code of Conduct

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller (which can be found at www.birksgroup.com) and a similar code that applies to Company’s financial directors. The Company’s Board of Directors has also adopted a Code of Conduct that applies to all employees of the Company. The Code of Conduct is available upon written request to Birks Group Inc., Attention: Corporate Secretary, 1240 Phillips Square, Montreal, Québec, Canada H3B 3H4.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of July 31, 2016, information regarding the beneficial ownership of the voting securities of the Company by each person or entity that beneficially owns an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has, to the Company’s knowledge, sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 10,242,911 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on July 31, 2016, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares, as the case may be, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of July 31, 2016 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
Grande Rousse Trust(2)	13,646,692	76.0%
Rohan Private Trust Company Limited(3)	13,646,692	76.0%
Montrovest B.V.(4)	8,846,692	63.4%
Mangrove Holding S.A.(5)	4,800,000	33.7%
Asiya Trust, as trustee for Beech Settlement Trust(6)	1,536,047	15.0%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest B.V. (“Montrovest”) and Mangrove Holding S.A. (“Mangrove”) collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest and Mangrove collectively are beneficially owned by Grande Rousse Trust. Dr. Rossi di Montelera, the Company’s Chairman of the Board of Directors, is a beneficiary of Grande Rousse Trust.
(3)	Trustee of Grande Rousse Trust. Includes 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. The shares held by Montrovest and Mangrove collectively are beneficially owned by Grande Rousse Trust. Dr. Rossi di Montelera is a beneficiary of Grande Rousse Trust.
(4)	Comprised of 8,846,692 Class A voting shares, of which 3,717,970 Class A voting shares, to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(5)	Includes 4,800,000 Class A voting shares, of which 4,000,000 Class A voting shares to which Mangrove would be entitled upon conversion of the Class B multiple voting shares held by Mangrove. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share. Grande Rousse Trust is the sole shareholder of Mangrove.
(6)	The Company has been advised that Asiya Trust, as trustee of the Beech Settlement Trust, exercises ultimate voting and investment control over the securities held of record by Asiya Trust, as trustee of Beech Settlement Trust, which is the ultimate beneficial owner of Prime Investments S.A.

On March 19, 2015, Montrovest entered into a sale and purchase agreement with Mangrove, an affiliate of Montrovest, whereby Montrovest undertook to sell and transfer to Mangrove and Mangrove undertook to purchase and receive from Montrovest 800,000 Class A voting shares and 4,000,000 Class B voting shares within a period of 9 months from the date of the agreement for a price equal to the greater of (i) the closing price of the Company’s shares on the NYSE MKT on the day of the sale, and (ii) a price per share equal to which a third party investor will commit (or has committed) itself for an investment in the Company within the 9 month period. This sale took place on December 18, 2015.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company’s Board of Directors currently consists of eight persons. Management is proposing a total of eight nominees for election, which consist of the current eight members of the Board of Directors to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed.

Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote “FOR” the election of each of the eight nominees whose names are set forth in the following table. While the Company has no reason to believe that any of the management nominees for election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” each of the management nominees for election as directors for the term specified above.

Information Regarding the Directors

The following sets forth information regarding each of the eight nominees for election as directors, as of July 31, 2016:

				As of July 31, 2016 Control or Direction of the Company is Exercised by Means of (1)
Name	Age	Position or office with Company	Director Since	Aggregate of Class A voting shares (2)		Options to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Dr. Lorenzo Rossi di Montelera	75	Chairman of the Board and Director	March 1993	—	(4)	—		—	(4)
Jean-Christophe Bédos(3)	52	President and Chief Executive Officer and Director	April 2012	—		250,000	(5)	2.4%
Davide Barberis Canonico(3)	50	Director	Sept. 2013	—		—		—
Emily Berlin(6)(8)	69	Director	Nov. 2005	46,952		—		*
Shirley A. Dawe(7)(8)	70	Director	Nov. 1999	1,545		—		*
Frank Di Tomaso(6)(7)(8)	69	Director	Sept. 2014	—		—		—
Niccolò Rossi di Montelera(3)	43	Vice Chairman of the Board and Director	Sept. 2010	—		—		—
Louis L. Roquet(3)(6)(7)(9)	74	Director	May 2016	—		—		—

*	Less than 1%
(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.
(2)	All shares listed in this column are Class A voting shares.
(3)	Member of the executive committee.
(4)	Dr. Rossi di Montelera is a beneficiary of Grande Rousse Trust. Grande Rousse Trust beneficially owns or controls 13,646,692 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest and Mangrove collectively would be entitled upon conversion of the Class B multiple voting shares held by Montrovest and Mangrove collectively. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi di Montelera expressly disclaims beneficial ownership over the shares held by Montrovest and Mangrove.
(5)	Includes (A) an option to acquire 150,000 Class A voting shares, currently exercisable or exercisable within 60 days of July 31, 2016, at a price of $1.04 per share and which expires on January 4, 2022; and (B) an option to purchase 100,000 Class A voting shares, currently exercisable or exercisable within 60 days of July 31, 2016, at a price of $0.84 per share and which expires on April 18, 2023. An option to purchase 100,000 Class A voting shares vesting over a period of three (3) years from September 16, 2015, exercisable at a price of $0.78 per share and which expires on September 16, 2025, has not been included as the option is not vested.
(6)	Member of the audit committee.
(7)	Member of the compensation committee.
(8)	Member of the corporate governance and nominating committee.
(9)	Prior to rejoining the Company as a director in May 2016, Mr. Roquet was a director of the Compamy from August 2007 to July 2014 before being appointed by the Québec Government to the position of chairman of the board of Investissement Québec in July 2014 from which he resigned in May 2016.

Director Nominees

Dr. Lorenzo Rossi di Montelera, age 75, has served as Chairman of the Company’s Board of Directors since March 1993 and prior to the merger, Dr. Rossi di Montelera served on the board of directors of Mayors. He is also on the board of directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi di Montelera is also a director and chairman of the board of Gestofi S.A. (“Gestofi”) and a beneficiary of Grande Rousse Trust that beneficially owns or controls all of the shares of the Company held by Montrovest and Mangrove. Dr. Rossi di Montelera is the father-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy. Dr. Rossi di Montelera is also the father of Mr. Niccolò Rossi di Montelera, a fellow director, who, as an employee of Gestofi, provides consulting services to the Company.

Niccolò Rossi di Montelera, age 43, was elected to the Company’s Board of Directors on September 23, 2010 and has served as Vice-Chairman of the Company’s Board of Directors since June 2015. Mr. Rossi di Montelera has been a consultant for Gestofi since August 2009 and provides consulting services to the Company in the areas of new product and brand development in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, the Company’s Chairman of the Board, and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy.

Jean-Christophe Bédos, age 52, was appointed to the Company’s Board of Directors on April 19, 2012. He was the Company’s Chief Operating Officer from January 2012 to March 2012 and became the Company’s President and Chief Executive Officer on April 1, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Davide Barberis Canonico, age 50, was elected to the Company’s Board of Directors on September 12, 2013. He has also been a member of the board of directors of Mayors since November 2005. Since January 1, 2016, Mr. Barberis Canonico has been the Chief Executive Officer of Autofil Yarn Ltd., a company in the textile industry supplying yarn to the automotive industry with manufacturing facilities in United Kingdom and Bulgaria and was its Group Strategy Director from June 2015 to December 2015. From 1998 to March 2016, he was the President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry. From 2001 to 2015, he was also a member of the board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide. He is a member of the Supervisory Board of Montrovest B.V.

Emily Berlin, age 69, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She was a Senior Managing Director of Helm Holdings International from 2001 until December 2012, which was a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 70, has been a member of the Company’s Board of Directors since 1999. She is also a corporate director and has been President of Shirley Dawe Associates Inc., a Toronto-based management advisory company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States.

Frank Di Tomaso, age 69, was elected to the Company’s Board of Directors on September 24, 2014. Mr. Di Tomaso is a corporate director. He has been a Chartered Professional Accountant since 1972. He was an audit partner and advisory partner at Raymond Chabot Grant Thornton LLP from 1981 to 2012 where he held the position of Managing Partner Audit – Public Companies until he retired in 2012. Mr. Di Tomaso also has been and currently is a member of a number of other public company corporate boards, namely Intertape Polymer Group, Inc. and ADF Group Inc.

Louis L. Roquet, age 74, was appointed to the Company’s Board of Directors on May 11, 2016. Mr. Roquet was previously a member of the Company’s Board of Directors from August 2007 to July 2014 before being appointed by the Québec Government to the position of Chairman of the Board of Investissement Québec in July 2014 from which he resigned on May 2, 2016. From 2012 to 2014, Mr. Roquet was Managing Director of Cevital Spa, a large Algerian manufacturer of food products. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec, Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Director Independence, Compensation, Meeting Participation and Other Information

Director Independence

Prior to the Meeting, our Board of Directors had determined that four of our eight directors (Emily Berlin, Shirley A. Dawe, Frank Di Tomaso and Louis L. Roquet) qualified as independent directors within the meaning of Section 803A of the NYSE MKT LLC (“NYSE MKT”) Company Guide.

All of the directors on the Company’s compensation, corporate governance and nominating and audit committees are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE MKT. Accordingly, we are not required under the NYSE MKT rules to have a majority of independent directors, a nominating and corporate governance committee, and a compensation committee (each of which, under the NYSE MKT rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for (i) fiscal year 2013 following the appointment of Mr. Bédos, our President and Chief Executive Officer, as an additional director of the Company, during which period our Board of Directors was comprised of 50% independent directors, (ii) part of fiscal year 2015 following the 2014 annual shareholder meeting where four of the Company’s eight directors qualified as independent directors, and (iii) part of fiscal year 2016 following the resignation of Mr. Guthrie J. Stewart in December 2015 until the appointment of Mr. Louis L. Roquet in May 2016, during which period our Board of Directors was comprised of a majority of non independent directors.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a corporate governance and nominating committee and a compensation committee comprised solely of independent directors.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions” in this Circular below.

Director Compensation

During fiscal year 2016, each director who was not an employee of the Company received an annual fee of $25,000 for serving on the Company’s Board of Directors and $1,500 for each Board meeting attended in person and $750 for each Board meeting attended by phone. The chairperson of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $10,000, $8,000 and $5,000, respectively. The members of each of the audit committee, compensation committee and corporate governance and nominating committee received an additional annual fee of $5,000, $4,000 and $2,500, respectively, and the independent member of the executive committee received an additional annual fee of $4,000. The chairperson and any member of any special independent committee of directors that may be established from time to time is entitled to receive compensation for his or her service on such committee as may be determined by the Board of Directors. Each director who is not an employee of the Company is entitled to receive a grant of 5,000 stock appreciation rights on April 1 of each year. In April 2014 and April 2015, 5,000 stock appreciation rights were granted to each non-employee director. In addition, in September 2014, 2,000 stock appreciation rights were granted to a new member of the Company’s Board of Directors. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Meeting Participation and Board Communication

During fiscal year 2016, the Company’s Board of Directors held a total of five board meetings and twenty-five committee meetings. During such period, six out of the then eight directors attended 100% of the meetings of the Board of Directors, one director attended 80% of the board meetings and one director attended three out of five (60%) of the board meetings held while that director was in office.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which they are a member. If necessary, directors can attend meetings via teleconference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, by an email sent to such person at jcbedos@birksgroup.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the four main committees of the Board of Directors, as well as the reports of certain of those committees. The Board of Directors may from time to time also create special committees of the Board as needed.

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. During fiscal year 2016, the audit committee held six meetings. During such period, one member attended 100% of the audit committee meetings, one member attended 83% of the meetings and the other attended 67% of the meetings while that member was in office. During fiscal year 2016, the audit committee was comprised of Frank Di Tomaso (Chair), Emily Berlin and Guthrie J. Stewart (until December 31, 2015), each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of the Company. On May 11, 2016, Mr. Louis L. Roquet was appoined to the audit committee following the departure of Guthrie J. Stewart. Mr. Roquet is also an independent, non-employee director of the Company. The Company has determined that Frank Di Tomaso is an “audit committee financial expert”, as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires the Company to designate an “audit committee financial expert”. A copy of the audit committee charter is available on the Company’s website at www.birksgroup.com.

Audit Committee Report. The audit committee has reviewed and discussed the Company’s audited consolidated financial statements for fiscal year 2016 with management and with the independent auditors, including matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in rule 3200T, as amended.

The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for fiscal year 2016. The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of the Company’s consolidated financial statements for fiscal year 2016 was Cdn$509,000 ($388,550 in U.S. dollars).

The audit committee has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent auditors their independence.

Based on its review of the audited consolidated financial statements and the various discussions noted above, the audit committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for fiscal year 2016, filed with the SEC on June 30, 2016 (the “Annual Report”).

The foregoing has been furnished by the audit committee, namely:

Frank Di Tomaso (Chair)

Emily Berlin

Louis L. Roquet

Compensation Committee. The Company has a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation committee. During fiscal year 2016, the compensation committee held five meetings and all members of the compensation committee attended these meetings during that period, except for one member who attended 80% of the meetings. During fiscal year 2016, the compensation committee was comprised of Shirley A. Dawe (Chair), Frank Di Tomaso and Guthrie J. Stewart (until December 31, 2015). Each member of the compensation committee is an independent (as defined by the NYSE MKT listing standards), non-employee director of the Company. On May 11, 2016, Louis L. Roquet was appointed to the compensation committee following the departure of Guthrie J. Stewart. Mr. Roquet is also an independent, non-employee director of the Company. A copy of the compensation committee charter is available on the Company’s website at www.birksgroup.com.

The compensation committee reviews whether both the compensation and benefits programs provided for the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding the Chief Executive Officer’s compensation, the compensation committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures are sales, gross profit, earnings before tax, cash flow, and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The compensation committee believes that the cash bonus portion of the executive officers’ compensation, or the variable compensation component, should vary according to the executive officer’s level of responsibility, their capacity to add shareholder value and individual performance and be based upon the Company’s overall financial performance. The compensation committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. The bonus targets for executive officers ranges from 30% to 85% of their respective annual base salary. The payout is based on the achievement of pre-set financial and leadership goals (quantitative and qualitative) once the pre-set minimum threshold related to annual planned adjusted earnings before interest and taxes has been met. From fiscal year

2012 to fiscal year 2015, the Company did not make any bonus payments to executive officers under this variable compensation component due to the Company not meeting the minimum required threshold, For fiscal 2016, the Company met the minimum required threshold and bonus payments were made as detailed in the “Summary Compensation Table” below.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity based incentive awards.

The compensation committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting, compensation and other advisors.

Corporate Governance and Nominating Committee. The Company has a standing corporate governance and nominating committee. The corporate governance and nominating committee is responsible for overseeing all aspects of the Company’s corporate governance policies. The corporate governance and nominating committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. During fiscal year 2016, the corporate governance and nominating committee held four meetings and all members of the corporate governance and nominating committee attended these meetings during such period.

The Company’s corporate governance and nominating committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current members are Emily Berlin (Chair), Shirley Dawe and Frank Di Tomaso, each of whom is an independent (as defined by the NYSE MKT listing standards), non-employee director of the Company.

The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance and nominating committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the corporate governance and nominating committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the corporate governance and nominating committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction A detailed discussion of each of these attributes can be found in the corporate governance and nominating committee charter, which is available on the Company’s website at www.birksgroup.com.

The corporate governance and nominating committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, not less than 90 calendar days before the date the Company’s proxy statement is released to shareholders in connection with the previous year’s annual meeting.

Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors’ meetings for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in the Company’s operations, including but not limited to, monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal year 2016, the executive committee had four members, consisting of: Niccolò Rossi di Montelera (Chair), Jean-Christophe Bédos, Davide Barberis Canonico, and Guthrie J. Stewart (until December 31, 2015). For fiscal year 2016, the executive committee held ten meetings. All of the members of the executive committee attended these meetings during such period except for one member who attended 80% of the committee meetings while that member was in office. On May 11, 2016, Louis L. Roquet was appointed to the executive committee following the departure of Guthrie J. Stewart. Mr. Roquet is an independent, non-employee director of the Company.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2016, Shirley A. Dawe (Chair), Guthrie J. Stewart (until December 31, 2015), and Frank Di Tomaso served as members of the Company’s compensation committee. None of the members of the compensation committee served as an officer or employee of the Company during fiscal year 2016 and there were no material transactions between the Company and any of the members of the compensation committee during fiscal year 2016. On May 11, 2016, Louis L. Roquet was appointed to the compensation committee. Mr. Roquet is not an officer or employee of the Company nor were there any material transactions between the Company and Mr. Roquet during fiscal year 2016.

During fiscal year 2016, none of the Company’s executive officers served as a member of the Board of Directors of any other entity that has one or more of its executive officers serving as a member of the Company’s compensation committee. During fiscal year 2016, none of the Company’s executive officers served as a member of the compensation committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

The Company’s by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA expressly provides for advance payment of an indemnified person’s costs, charges and expenses in respect of a proceeding provided that the individual is obligated to repay such advances if the individual has not fulfilled the conditions summarized above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current primary limit of insurance is $15 million for each loss and $15 million for each policy period and the current excess limit is $5 million for each policy period. Annual premiums of $85,000 and $15,000 were paid by the Company for the primary limit and excess limit respectively in its last completed financial year with respect to the period from April 1, 2016 to April 1, 2017. Claims payable to the Company are subject to a retention, for the primary limit, of $100,000 per occurrence applicable to indemnifiable loss only.

Executive Officers

At the commencement of fiscal year 2016, the Company had ten executive officers, two of whom, namely Ian Dorais and Jefferey Morris, left the Company during the year. A new executive officer, Merritt Mayher, was appointed to replace one of the executive officers that left. The aggregate compensation paid by the Company and its subsidiaries (including Mayors) to these ten executive officers in fiscal year 2016 was approximately $2,193,000 (annual salary). Merritt Mayher left the Company on May 25, 2016 following fiscal 2016 to pursue other interests.

Set out below are the biographies of the Company’s current eight executive officers:

Jean-Christophe Bédos, age 52, was our Chief Operating Officer from January 2012 to March 2012 and became our President and Chief Executive Officer on April 1, 2012 and a director on April 19, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Albert J. Rahm, II, age 63, is the Company’s Executive Vice President, Retail Store Operations and has been with the Company since April 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retailer in Chicago from March 2006 until April 2007 and prior to that he was Vice President Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Pasquale (Pat) Di Lillo, age 54, is the Company’s Vice President, Chief Financial and Administrative Officer and has been with the Company since January 5, 2015. Prior to joining the Company, Mr. Di Lillo was Senior Vice President and Corporate Controller at SNC-Lavalin Group Inc., one of the world’s largest engineering and construction companies, from May 2010 to December 2014 and was Vice President, Taxation from August 2007 to May 2010. From October 1983 to August 2007, he was with KPMG LLP, where he was appointed a partner in 1995.

Carlo Coda Nunziante, age 52, is the Company’s Vice President, Strategy and has been with the Company since November 18, 2002. Prior to joining the Company, Mr. Coda Nunziante was, from 1999 to 2002, a Senior Manager at A.T. Kearney, a leading global full-service management consulting firm with offices in more than 40 countries. Prior thereto, from 1994 to 1998, Mr. Coda Nunziante was Process Reengineering Manager at Whirlpool Corporation, one of the largest appliance manufacturers in the world. Mr. Coda Nunziante is the son-in-law of Dr. Rossi di Montelera, who is a director and the Chairman of the Board of the Company. Mr. Coda Nunziante is also the brother-in-law of Niccolò Rossi di Montelera, a director and who, as an employee of Gestofi, provides consulting services to the Company. Mr. Coda Nunziante is also an advisor to Montrovest and a director of Gestofi.

Eva Hartling, age 35, is the Company’s Vice President, Marketing and Communications and has been with the Company since August 2010. From August 2010 to November 2013, she was Director, Public Relations. Prior to joining the Company, Ms. Hartling was, from 2009 to 2010, with Telefilm Canada and held the position of Senior Advisor, External Communications. From 2007 to 2009, Ms. Hartling was Director, External Communications at Rona Inc., a publicly-traded retailer and distributor of hardware, building materials and home renovations products. From 2002 to 2007, she held various positions in public relations.

Miranda Melfi, age 52, is the Company’s Vice President, Legal Affairs and Corporate Secretary and has been with the Company since April 2006. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Hélène Messier, age 56, is the Company’s Vice President and Chief Talent Officer and has been with the Company since November 2000. Prior to joining Birks, she was Assistant General Manager of the Fédération des Producteurs de Lait du Québec (Québec’s Federation of Milk Producers), from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Marco Pasteris, age 55, is the Company’s Vice President, Business Development & Support and has been with the Company since September 1993 in several capacities including Vice President, Finance and Treasurer. Prior to joining the Company, Mr. Marco Pasteris was the representative of the Fata S.p.A. of Pianezza, Italy in Sovitalprodmash, Volsk, Russia (a Fata S.p.A. Joint Venture) from 1991 to 1993. Before joining Sovitalprodmash, Mr. Marco Pasteris was Controller of International Operations at the Gruppo Finanziaro Tessile S.p.A., Torino, Italy, where he spent six years.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with certain of its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides that if Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the agreement, Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to twelve months of salary in lieu of further salary or severance payments, which may be increased by one additional month after five (5) years of service for each additional year of service thereafter, up to a maximum of eighteen (18) months after ten (10) years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and up to twelve (12) months average annual cash bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

Pasquale (Pat) Di Lillo

Birks Group entered into an employment agreement with Pasquale (Pat) Di Lillo dated October 30, 2014, who became Vice President, Chief Financial and Administrative Officer effective January 5, 2015. The Agreement provides that if Mr. Di Lillo is terminated without “cause” or resigns for “good reason”, as these terms are defined in the agreement, Mr. Di Lillo will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary in lieu of further salary or severance payments, which may be increased by one additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of 12 months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and up to six months average annual bonus (based on the average annual cash bonus paid to him over the previous three fiscal years). Mr. Di Lillo is prohibited from competing with Birks Group for a period of twelve months after the termination of the agreement.

Miranda Melfi

Birks Group entered into an employment agreement with Miranda Melfi, effective April 3, 2006. The agreement allows Birks Group to terminate Ms. Melfi’s employment without cause. Ms. Melfi may terminate the agreement by giving the Company at least thirty days written notice. If Birks Group exercises its right to terminate Ms. Melfi’s employment without cause or if she resigns for good reason, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary and all other amounts to which she is entitled to under any compensation or benefit program for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks Group for a period of time during which her salary is continued but for no more than six months from the termination date.

Albert J. Rahm

Mayors entered into an employment agreement with Albert J. Rahm effective April 30, 2007 as amended by an amendment to the employment agreement entered into as of January 12, 2015. Mayors may terminate the agreement at any time without cause. Mr. Rahm may terminate the agreement by giving Mayors at least ninety days written notice. If Mayors exercises its right to terminate Mr. Rahm’s employment without cause or if he resigns for good reason, he will be paid his salary and receive health and dental benefits through his termination date and for an additional six-month period, and will receive the pro rata share of the bonus to which he would have been entitled for the fiscal year. The agreement prohibits Mr. Rahm from competing with Mayors for a period of six months after the termination of the agreement.

Merritt Mayher

Prior to her departure in May 2016, Birks had entered into an employment agreement with Merritt Mayher, effective January 1, 2015. The agreement provided that Birks may terminate the agreement at any time without cause and that Ms. Mayher may terminate the agreement by giving Birks at least thirty days written notice. The agreement provided that if Birks exercised its right to terminate Ms. Mayher’s employment without cause, she was to be paid her salary through her termination date and for an additional three-month period. The agreement prohibits Ms. Mayher from competing with Birks for a period of six months after the termination of the agreement.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation committee has adopted a compensation philosophy for our executive compensation program that contains the following primary goals:

•	Attract, retain and develop the best talented team of executives necessary to drive the achievement of the Company’s short-term and long-term goals that will contribute to its success;

•	Focus on pay-for-performance by linking a significant portion of executive pay to the achievement of short-term and long-term business objectives; and

•	Align the interests of executives and shareholders by delivering a component of executive pay through long-term incentives.

Compensation Risk Management

The Company proactively manages the risks related to the compensation policies and practices. The purpose of such proactive management is to ensure that no compensation program or practice of the Company whether alone or in relation with other programs and practices, prompts the Company’s employees to adopt behavior that could have a material adverse effect on the Company’s results.

The performance objectives and criteria used for compensation purposes are generally linked to the Company’s business plan and objectives and are established and verified in order to ensure that the employees who could benefit from it do not take any risks that are inappropriate or excessive for the Company.

Role of Compensation Committee and Management in Executive Compensation Decisions

The compensation committee meets with the Chief Executive Officer at the beginning of the fiscal year to agree upon the Chief Executive Officer’s performance objectives and metrics for the fiscal year. At the end of the fiscal year, the committee leads the Board in an annual assessment of the Chief Executive Officer’s performance relative to the pre-determined performance objectives and metrics. This information is used by the compensation committee in assessing the Chief Executive Officer’s total compensation review which takes place in September.

For the other executive officers, the compensation committee receives in June a summary review of the performance evaluation and succession plans prepared by the Chief Executive Officer. In September, the compensation committee reviews the total compensation of each executive officer and considers the Chief Executive Officer’s compensation adjustment proposals relative to the comparable competitive benchmark and to each executive officer’s contribution to the Company.

Role of the Independent Compensation Consultant

The compensation committee engages independent compensation consultants as needed to provide the Committee with support on determining elements of executive compensation.

Elements of Compensation

The overall intent of the Company is to provide executives with the opportunity to receive total compensation that is competitive with the market in which the Company must compete for talent and to tie a portion of compensation to the achievement of corporate and individual objectives.

Our executive officer compensation consists of the following components:

Compensation Component	Objectives	Key Features

Base salary	Provide cash compensation that is not at risk so as to provide a stable source of income and financial security.	For undertaking their role and responsibility, designed to attract and retain key executives by being competitive; not the primary means of recognizing performance.

Performance-based annual cash incentive award	Motivate and reward its executive officers for the achievement of the Company’s annual financial objectives and the individual’s personal objectives.	Cash payouts are dependent on the degree of achievement of pre-set corporate financial objectives (80%) and key leadership objectives (20%), that are above a pre-set minimum required threshold of performance (EBIT).

CEO Long-term cash incentive plan for fiscal 2016 through fiscal 2018 (refer to page 19 for more details)	To retain, motivate and reward achievement of sustainable earnings growth over the mid-term.	The plan is structured to fund a pool of dollars based on the successful achievement of EBT and the level of achievement of three key metrics that can modify the amount achieved based on the EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising 1/3 of the total payout opportunity). 50% of the final value of the pool following completion of the three year cycle (early fiscal year 2019) is payable at the end of the three year cycle, with the remaining 50% payable one year thereafter (early fiscal year 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under the Company’s senior secured credit facilities.

Long-term equity incentive with time-vesting stock options	To reward the achievement of the Company’s longer term financial goals through the alignment of management interests with those of shareholders; used from time to time, typically to recognize prior performance or to attract or retain key talent.	Grant size will vary in accordance will level of responsibility, capacity to add shareholder value and individual performance and depends on stock price. Typically have a ten-year life and vest over a 3-year period.

Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes medical, dental, disability and life insurance; contribution to retirement planning; car allowance; merchandise discount program.

Competitive Compensation Analysis

When appropriate, the compensation committee refers to compensation data from a range of public companies operating in the branded, luxury retail sector, primarily in the U.S. market. Because there are few public Canadian and U.S. companies of similar size in the luxury retail business, compensation consultants are retained to undertake a total market compensation analysis in order to assist the committee in determining whether the Company’s compensation package for the Chief Executive Officer and executive officers is competitive with external compensation practices. During fiscal 2016, the compensation committee did not retain the services of any compensation consultant.

Summary Compensation Table

The following table sets forth all compensation paid by the Company (and, where applicable, aggregated with any amounts paid by any of the Company’s subsidiaries) to its Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for fiscal year 2016*.

	Annual Compensation
Name and Principal Position	Salary		Bonus		Other Annual Compensation(1)		Securities Underlying Options/SARs/Warrants held at FY-End (#)
Jean-Christophe Bédos President and Chief Executive Officer and a Director	$545,936	♦	$405,145	♦	$77,880	♦	350,000	(2)
Pasquale (Pat) Di Lillo Vice President, Chief Financial and Administrative Officer	$248,073	♦	$100,089	♦	$41,308		60,000	(3)
Merritt Mayher(7) Vice President, Merchandising & Merchandise Planning	$83,963	♦	—		$7,525	♦	10,000	(6)
Marco Pasteris Vice President, Business Development & Support	$190,825	♦	$62,327	♦	$31,509	♦	110,280	(4)
Albert J. Rahm, II Executive Vice President Retail Store Operations	$315,000		$133,281		$39,150		35,000	(5)

*	The following executive officers were not included in the above table:
(i)	Mr. Jefferey Morris was our Vice President, Accounting and Corporate Controller and from October 1, 2014 until July 6, 2015, he was Vice President and Interim Chief Financial Officer. Upon his departure, he received six months of compensation as well as health and dental benefits and an automobile allowance for a period of six months and a retention bonus of US$113,500; and
(ii)	Mr. Ian Dorais, previously our Vice President, Merchandising and Merchandise Planning, resigned from the Company effective June 26, 2015.

♦	These amounts have been translated from Canadian to US dollars using an exchange rate of 0.7633:1.

The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.

(1)	Includes amounts paid for a car allowance and retirement benefit contributions as well as group life and disability benefits. Mr. Rahm also received non-taxable benefits including a contribution for medical, dental and vision insurance.
(2)	Comprised of options to purchase 350,000 Class A voting shares.
(3)	Comprised of options to purchase 60,000 Class A voting shares of the Company.
(4)	Includes (A) options to purchase 62,170 Class A voting shares and (B) warrants to purchase 48,110 Class A voting shares.
(5)	Comprised of options to purchase 35,000 Class A voting shares.
(6)	Comprised of an option to purchase 10,000 Class A voting shares.
(7)	Ms. Mayher resigned from the Company on May 25, 2016 and therefore this figure represents approximately 6 months of salary and other annual compensation from being appointed Vice President, Merchandising and Merchandise Planning on October 1, 2015.

Option/SAR Grants and Exercise of Options

On September 12, 2015, options to purchase an aggregate of 160,000 Class A voting shares were granted to the Company’s named executive officers at an exercise price of $0.78. The options are for a term of ten years each and vest over a three year period.

The following table sets forth details regarding the exercise of options by named executive officers during fiscal year 2016.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs/Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/SARs/Warrants at FY-End ($) Exercisable/Unexercisable(1)
Jean-Christophe Bédos	—	—	216,666/133,334	0/0
Pasquale (Pat) Di Lillo	—	—	16,666/43,334	0/0
Albert J. Rahm, II	—	—	15,000/20,000	0/0
Marco Pasteris	—	—	85,280/25,000	0/0
Merritt Mayher(2)	—	—	0/10,000	0/0

(1)	The value was calculated based on the market price on March 26, 2016.
(2)	Ms. Mayher resigned from the Company effective May 25, 2016.

Incentive Plans

Company’s Long-Term Incentive Plan

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”), and same was approved by the Company’s shareholders on September 8, 2006. Further to the LTIP, the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. However, this limit does not restrict the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights. As of July 31, 2016, the only awards outstanding under the LTIP were 131,990 cash-based stock appreciation rights granted to members of the Company’s Board of Directors and stock options to purchase 660,000 shares of the Company’s Class A voting shares granted to nine members of the Company’s senior management team. The Long-Term Incentive Plan expired on February 10, 2016 and no further awards will be granted under this plan. However, this plan will remain effective until the outstanding awards issued thereunder terminate or expire by their terms.

Company’s Employee Stock Purchase Plan

In 2006, the Board of Directors adopted the Company’s Employee Stock Purchase Plan (the “ESPP”), which was approved by the Company’s shareholders on September 8, 2006. Pursuant to the ESPP, eligible employees, which do not include the Company’s executives, may from time to time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2011, 99,995 Class A voting shares had been issued under the ESPP and no additional shares will be issued under this plan. No shares were issued under the ESPP in fiscal years 2016, 2015 and 2014.

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no further awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of July 31, 2016, there were 6,162 Class A voting shares underlying options granted under the Birks ESOP.

Mayors’ 1991 Stock Option Plan

Mayors also adopted a stock option plan in 1991, in order to make option awards to key employees and directors. Effective as of November 15, 2005, no further awards will be granted under this plan. However, this plan will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of July 31, 2016, there were 627 Class A voting shares underlying options granted under this plan.

CEO and Senior Executives Long-Term Cash Incentive Plans

During the fiscal year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and Senior Executive members. The intention of the LTCIPs is to reward the Chief Executive Officer and other members of senior management based on our performance over three-year cycles, the first of which began with the fiscal year 2013 through fiscal year 2015 period. The approval of a new three-year cycle is at the discretion of the Board of Directors on recommendation of the compensation committee. The payouts under the LTCIPs will be based on the Company’s earnings before tax (“EBT”) performance with the payout level earned during the three-year period either increasing or decreasing based on our EBT performance levels versus thresholds established in each of the three years of the three-year cycle and afterwards, if the LTCIPs are continued. The payout will be 1/3 of the LTCIPs value earned at the end of the first three year cycle and 1/3 of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool is only created to compensate if EBT is above a certain growth rate and the payout is capped so that the total three-year costs of the programs combined does not exceed 10% of our total earnings before taxes for the three-year period. As of March 28, 2015, no amounts were earned under the LTCIP and no new three-year cycles have been approved by the Board of Directors. A new long-term cash incentive plan was approved by the Company’s Board of Directors to replace this plan in April 2015 as described below. Consequently, the LTCIPs are no longer applicable to the Chief Executive Officer or any other Senior Executive.

CEO Long-Term Cash Incentive Plan

In April 2015, the Board of Directors approved a long-term cash incentive plan for the Chief Executive Officer (“CEO LTCIP”). The intent of the CEO LTCIP is to reward the Chief Executive Officer based on the Company’s performance over three-year cycles, the first of which begins with fiscal 2016 through fiscal 2018. The approval of the three-year cycles is at the discretion of the Board of Directors on recommendation of the Compensation Committee. The CEO LTCIP is structured to fund a pool of dollars based on the successful achievement of earnings before tax (“EBT”) and the level of achievement of three key metrics that can modify the amount achieved based on the EBT over three one-year periods. The amount of money funded each year, if earned, is added together at the end of the three-year cycle (with each year comprising 1/3 of the total payout opportunity). Fifty percent (50%) of the final value of the pool following completion of the three year cycle (early fiscal year 2019) is payable at the end of the three year cycle, with the remaining 50% payable one year thereafter (early fiscal year 2020) subject to the Chief Executive Officer remaining employed at the time of payout and the payout not causing any default under the Company’s senior secured credit facilities. As of March 26, 2016, no amounts were earned under the CEO LTCIP.

Equity Incentive Plans

The following table provides information as of March 26, 2016 about Class A voting shares to be issued upon the exercise of options and rights under the Birks ESOP, the Mayors 1991 Stock Option Plan, the LTIP and the ESPP and through other agreements:

	(A)		(B)	(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	666,789		$1.02	900,000
Other equity compensation agreements	382,693	(1)	$3.42	0

Total	1,049,482		$1.90	900,000

(1)	Includes 382,693 warrants to purchase Class A voting shares, which warrants were originally issued by Mayors to Birks in connection with Birks’ acquisition of a controlling interest in Mayors in 2002 and were later granted by Birks to six current or former employees of Birks or its affiliates who were, or later became employees of or provided services to Mayors. Those individuals include Mr. Pasteris (48,110 warrants), and others. The rights to receive these warrants were contingent upon fulfillment of certain time based employment vesting requirements at Birks. Such warrants have an exercise price of $3.34 and $6.21 per share.

Related Party Transactions

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A. or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal year 2016, Birks purchased approximately $0.5 million of diamonds from Prime Investments S.A. and related parties. As of July 31, 2016, Asiya Trust, as trustee of Beech Settlement Trust, which is the ultimate beneficial owner of Prime Investments S.A., beneficially owned 15.0% of the Company’s outstanding Class A voting shares.

Management Consulting Services Agreement

In June 2011, the Company entered into a management consulting services agreement with Montrovest. Under the agreement, the Company paid Montrovest an annual retainer fee of €140,000 (equivalent to approximately $152,000 in U.S. dollars) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The original term of the agreement was until June 8, 2012 and the agreement was automatically extended for successive terms of one year as neither party gave a 60 days notice of its intention not to renew. The yearly renewal of the agreement was subject to the review and approval of the Company’s corporate governance and nominating committee and the Board of Directors in accordance with the Company’s Code of Conduct relating to related party transactions. In April 2015, the agreement was renewed for an additional one year period ending June 8, 2016 with the approval of the Company’s Board of Directors. Mr. Davide Barberis Canonico, a Company director, is a director of the Supervisory Board of Directors of Montrovest and Mr. Carlo Coda-Nunziante, the Company’s Vice President, Strategy was a Managing Director of Montrovest until June 30, 2012.

In fiscal year 2016 and fiscal year 2015, we paid €105,000 and €140,000 (approximately $116,000 and $178,000, respectively in U.S. dollars) under this agreement to Montrovest. In February 2015, the Company’s Board of Directors approved the reimbursement to Montrovest of legal fees incurred by Montrovest in connection with the issuance of a $5 million irrevocable standby letter of credit (“LC”) that Montrovest arranged for the Company’s benefit up to a total amount of CAD$75,000 (approximately $60,000 in U.S. dollars).

On November 17, 2015, the Company’s Board of Directors approved the termination of the management consulting services agreement with Montrovest effective December 31, 2015 and the entering into the management consulting services agreement with Gestofi S.A. (“Gestofi”) effective January 1, 2016 on the same terms and conditions as the agreement with Montrovest, all in accordance with the Company’s Code of Conduct relating to related party transactions. In fiscal year 2016, we paid €35,000 (approximately $39,000 in U.S. dollars) under this agreement to Gestofi.

Cash Advance Agreement

In February 2009 and May 2009, the Company received $2.0 million and $3.0 million, respectively, in the form of cash advances from its controlling shareholder, Montrovest, to finance its working capital needs and for general corporate purposes. The cash advances, convertible into convertible debentures or Class A voting shares, bore interest at an annual rate of 16%, net of any withholding taxes representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%, and removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares and eliminating the convertibility of the cash advance into a convertible debenture or Class A voting shares in the event of a private placement. In addition, the amended and restated cash advance agreements required a one-time payment of an amendment fee of $75,000 in fiscal year 2012. These cash advances and any interest thereon are subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and are repayable upon demand by Montrovest subject to the conditions provided in the Company’s senior credit facilities. In August 2012, the Company repaid $3.5 million of these cash advances from the proceeds of a rights offering.

Consulting Services Agreement

On June 30, 2009, the Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services. The consulting services relate to providing advice and assistance in (i) new product development and product brand collection assortment, (ii) strategic and business development projects and financial matters, (iii) the implementation of the Company’s strategy and planning, and (iv) such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The initial one-year term of the agreement began on August 1, 2009. The agreement may be renewed for additional one year terms. The agreement has been renewed annually since its initial term. Prior to June 2014, the Consulting Services were provided to the Company for a fee of approximately Cdn$13,700 ($10,324 in U.S. dollars) per month less any applicable taxes plus out of pocket expenses. In June 2014, upon the renewal of the agreement for an additional one-year term, the monthly fee changed to CHF 13,000 ($13,310 in U.S. dollars). On August 1, 2015, an amended and restated consulting agreement was entered into on substantially the same terms and conditions until July 31, 2016. In June 2016, the agreement was renewed for an additional one-year period. In addition, in February 2015 , the Company’s Board of Directors approved the payment of an annual fee of $12,500 to Gestofi for services it provided in connection with the issuance and maintenance of the LC for the Company’s benefit. Mr. Niccolò Rossi di Montelera is a member of the Company’s Board of Directors and is the son of Dr. Rossi di Montelera, the Company’s Chairman and a director and chairman of the board of Gestofi.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, the Company’s corporate governance and nominating committee and Board of Directors approved the reimbursement to Regaluxe Srl, of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s Chairman, and of Mr. Niccolò Rossi di Montelera, the Company’s Vice Chairman and Chairman of the Executive Committee, for the work performed on behalf of the Company, up to a yearly maximum of $260,000. This agreement has been renewed annually and was renewed in March 2016 for an additional one-year term. During fiscal year 2016, the Company paid $201,000 to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance and nominating committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on April 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until March 31, 2012, and may be renewed by mutual agreement for additional one year terms. This agreement has been renewed annually and in March 2016, the agreement was renewed for an additional one-year term. During fiscal year 2016, the Company did not make any payments to Regaluxe Srl under this agreement.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a Code for Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s audit committee and corporate governance and nominating committee, who will review the transaction or relationship. The Company’s Code of Conduct provides that any employee must disclose conflict of interest situations, including entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance. The Board of Directors may waive in writing the application of the Code of Conduct to directors and executive officers under exceptional circumstances, provided that a request by a director or executive officer is made in writing to the Board of Directors in advance of any activities requiring waiver. No waiver of the application of the Code of Conduct is required with respect to a single related party transaction that has a value of $25,000 or less, and which when combined with all other related party transactions under $25,000 do not exceed in the aggregate $100,000 during the Company’s fiscal year, but each such transaction must be reported to the corporate governance and nominating committee of the Board of Directors in advance and the corporate governance and nominating committee retains the authority to disapprove of any such related party transaction.

PROPOSAL 2:

APPROVAL OF THE COMPANY’S OMNIBUS LONG-TERM INCENTIVE PLAN

On August 15, 2016, the Board of Directors adopted the Company’s Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”) further to which the directors, officers, senior executives and other employees of the Company or one of its subsidiaries, consultants and service providers providing ongoing services to the Company and its affiliates may from time-to-time be granted various types of compensation awards, as same are further described below. The Omnibus LTIP is meant to replace the Company’s former equity awards plans. A total of 1,000,000 shares of the Company’s Class A voting shares are reserved for issuance under the Omnibus LTIP. The Company’s adoption of the Omnibus LTIP is subject to the approval of the Company’s shareholders at the Meeting. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. If approved by the Company’s shareholders at the Meeting, the Omnibus LTIP will become effective on September 21, 2016.

The following description of the Omnibus LTIP is qualified by reference to the complete text of the Omnibus LTIP which is set forth in Appendix A to this Circular.

Plan Administration. The Omnibus LTIP is administered and interpreted by the Company’s Board of Directors or by a committee or plan administrator appointed by the Board from time-to-time (collectively, the “Administrator”). The Administrator has the authority to, among other things:

•	adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Omnibus LTIP;

•	make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Omnibus LTIP;

•	select grantees and make awards; and

•	establish the terms and conditions of grants and awards in accordance with the Omnibus LTIP.

Eligibility. Any director, officer, senior executive or other employee of the Company or one of its subsidiaries, or a consultant or service provider providing ongoing services to the Company or one of its affiliates selected by the Administrator is eligible for any type of award provided for under the Omnibus LTIP. The selection of the grantees and the nature and size of grants and awards will be wholly within the discretion of the Administrator. A grantee must be a director, officer or employee of the Company or one of its subsidiaries, consultant or service provider of the Company or one of its affiliates, as the case may be, continuously from the date a grant is made through the date of payment or settlement thereof, unless otherwise provided by the applicable award.

Awards. The Omnibus LTIP provides for the grant of options, deferred share units, restricted share units, performance shares and performance units and share appreciation rights, as described in the Omnibus LTIP.

Shares Subject to the Omnibus LTIP. The aggregate number of Class A voting shares that may be issued pursuant to the exercise of awards under the Omnibus LTIP shall not exceed a number of shares equal to 1,000,000 Class A voting shares, or such other number as may be approved by the shareholders of the Company from time to time. In addition, in no event shall the Company issue Class A voting shares, or awards requiring the Company to issue Class A voting shares, pursuant to the Omnibus LTIP if such issuance, when combined with the Class A voting shares issuable upon the exercise of awards granted under the Company’s former plan or any other equity awards plan of the Company, would exceed 1,796,088 Class A voting shares, unless such issuance of Class A voting shares or awards is approved by the shareholders of the Company. This limit shall not restrict however, the Company’s ability to issue awards under the Omnibus LTIP that are payable other than in shares. If any Class A voting shares subject to any award under the Omnibus LTIP are forfeited or the award otherwise terminates without the issuance of such Class A voting shares, those Class A voting shares will again be available for grant under the Omnibus LTIP. Likewise, Class A voting shares that are tendered to the Company by a participant as full or partial payment of the exercise price of any stock option granted under the Omnibus LTIP or in payment of any withholding tax incurred in connection with any award under the Omnibus LTIP shall be available for issuance under the Omnibus LTIP.

The Class A voting shares issued under the Omnibus LTIP will consist of treasury Class A voting shares.

Adjustments. In the event of a subdivision, consolidation, reclassification, reorganization or similar transaction or other change in corporate structure affecting the Company’s Class A voting shares, adjustments will be made to the Omnibus LTIP, including the maximum number of Class A voting shares subject to the Omnibus LTIP and the other numerical limitations set forth herein.

Options. Options to purchase Class A voting shares at an option price may be granted under the Omnibus LTIP.

The price at which a share may be purchased under an option will be determined by the Administrator when the option is granted, but the price per share may not be less than the Market Value (as defined in the Omnibus LTIP) of a Class A voting share of the Company on the date the option is granted. The Omnibus LTIP permits the Administrator to establish the term of each option, but no option will be exercisable after 10 years from the grant date of the option. Options will be exercisable at such time or times as determined by the Administrator at the time of the grant.

The Omnibus LTIP allows participants to receive, in lieu of receiving Class A voting shares, the amount by which the aggregate Market Value of the shares issuable under such option exceeds the aggregate exercise price in respect of such Option, the whole payable in cash or in shares.

Deferred Share Units. Deferred share units, an award of phantom share units, may be granted to participants, subject to restrictions and conditions which may be based on achievement of pre-established performance goals and objectives as determined by the Administrator.

The participant may elect, once each calendar year, to be paid a percentage of his or her annual compensation in the form of deferred share units, with the balance being paid in cash. The participant will be entitled to redeem, during the period beginning on the business day following his termination date and ending on December 31 of the following year as described in the Omnibus LTIP, his or her deferred share units and elect to receive (i) a cash payment equal to the number of deferred share units credited to the participant’s account as of the termination date multiplied by the Market Value on the termination date; or (ii) shares purchased on the participant’s behalf on the open market by a broker; or (iii) a combination of cash and shares.

Restricted Share Units. Restricted share units may be issued to participants at such purchase price (which may be zero) subject to restrictions and conditions which may be based on achievement of pre-established performance goals and objectives as determined by the Administrator. The Administrator also sets a date upon which it is determined whether the vesting conditions with respect to restricted share units have been met which then establishes the number of restricted shares units that become vested; such date cannot fall outside the period that ends on December 31 of the year that is three (3) years after the calendar year in which the grant of restricted share units was made.

In the event that the vesting conditions, the performance criteria and the performance period, if applicable, of a restricted share unit are satisfied, the restricted share units can be settled in cash, shares or a combination thereof at the option of the participant. The amount of the cash settlement is determined based on the Market Value of the shares on the settlement date multiplied by the number of vested restricted share units that the participant wishes to settle in cash. For a share settlement, the number of shares to be issued from treasury upon settlement of restricted share units is based on the number of shares equal to the number of vested restricted share units which the participant wishes to settle.

Performance Shares and Performance Units. Performance-based awards entitle the participant to receive shares or cash (or a combination thereof), as determined by the Administrator, equal to the value of a share at a future time whose grant or vesting is in whole or in part conditioned on the attainment of specific performance goals. The Administrator shall set performance criteria for a performance period and will determine the value and/or number of each performance share unit that will be paid to the participant. Following the performance period, the participant shall be entitled to receive payout in cash, shares or a combination thereof on the value and number of performance share units, determined as a function of the extent to which the corresponding performance criteria has been achieved.

Stock appreciation rights. Stock appreciation rights entitle a participant to receive upon exercise shares having a value equal to the excess of the Market Value of Class A voting shares at the time of exercise over the exercise price of such stock appreciation right. The Omnibus LTIP allows participants to receive, in lieu of receiving Class A voting shares, the amount by which the aggregate Market Value of the shares issuable under such option, exceeds the aggregate exercise price in respect of such stock appreciation share, the whole payable in cash or in shares.

The price for the shares that are the subject of any stock appreciation rights will be determined by the Administrator when the stock appreciation right is granted, but shall not be less than the Market Value of a Class A voting share of the Company on the date the stock appreciation right is granted.

The Omnibus LTIP permits the Administrator to establish the term of each stock appreciation right, but no stock appreciation right will be exercisable after ten (10) years from the grant date. Stock appreciation rights will be exercisable at such time and times and/or pursuant to the achievement of such performance criteria and/or other vesting conditions as determined by the Administrator.

Change in Control or Going-Private Transaction. In the event of a change in control of the Company that is not a going-private transaction, the Administrator may make such provision for the protection of the rights of participants as it considers appropriate in the circumstances, at its sole discretion, including without limitation, changing the performance criteria and/or other vesting conditions for the awards and/or the date on which any award expires or the restriction period, performance period, the performance criteria and/or other vesting conditions for the awards.

In the event of a going-private transaction, any award will remain outstanding and shall be exercisable by the participant solely for a cash payment equal to the Market Value of the shares on the date of exercise reduced by the exercise price, multiplied by the number of shares underlying the awards.

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the proposed Omnibus LTIP.

If the Omnibus LTIP is not approved by the Company’s shareholders at the Meeting, the Board of Directors will consider other alternatives available with respect to performance based compensation.

PROPOSAL 3:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

The firm of KPMG LLP (“KPMG”) has served as the Company’s independent auditors since January 25, 2000. KPMG has been recommended for re-appointment as the Company’s auditors by its audit committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Independent Auditors. During fiscal year 2016 and fiscal year 2015, the Company retained its independent auditors, KPMG, to provide services in the following categories and amounts:

Audit Fees. The aggregate fees billed by KPMG for professional services rendered for the audit and interim review of the Company’s financial statements was Cdn509,000 $388,550 in U.S. dollars) in fiscal year 2016 and Cdn$527,500 ($419,300in U.S. dollars) in fiscal year 2015.

Audit Related Fees. During fiscal years 2016, KPMG LLP provided audit related services for a total amount of Cdn$10,000 ($7,634 in U.S. dollars). For fiscal 2015, KPMG did not provide audit related services.

Tax Fees. During fiscal years 2016 and 2015, KPMG provided tax advisory services for a total amount of Cdn$39,520 ($30,168 in U.S. dollars) and Cdn$51,500 ($40,938 in U.S. dollars), respectively.

All Other Fees. During fiscal years 2016 and 2015, KPMG did not provide other services.

Pre-Approval Policies and Procedures. The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

Other Matters

Shareholder Proposals for the 2017 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2017 Circular and presented at the Company’s 2017 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials prior to May 22, 2017.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the operation of the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. The Company’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These reports are also available free of charge from the Company’s website at http://www.birksgroup.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 19 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

/s/ Miranda Melfi
Miranda Melfi
Vice President, Legal Affairs &
Corporate Secretary

Montreal, Québec – August 24, 2016

APPENDIX A

BIRKS GROUP INC.

OMNIBUS LONG-TERM INCENTIVE PLAN

(See attached)

BIRKS GROUP INC.

OMNIBUS LONG-TERM INCENTIVE PLAN

September 21, 2016

BIRKS GROUP INC.

OMNIBUS LONG-TERM INCENTIVE PLAN

Birks Group Inc. (the “Corporation”) hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, senior executives and other employees of the Corporation or a Subsidiary (as defined herein), consultants and service providers providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

Article 1 — DEFINITIONS

Section 1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“2006 Plan” means the long-term incentive plan of Birks & Mayors Inc. adopted by the shareholders of the Corporation on June 2, 2006;

“Administrator” has the meaning ascribed thereto in Section 2.2(1) hereof;

“Affiliates” has the meaning given to this term in the Canada Business Corporations Act, as such legislation may be amended, supplemented or replaced from time to time;

“Associate”, where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the Spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s Spouse’s relatives, if they share that Participant’s residence;

“Awards” means an Option, a RSU, a DSU, a PSU or a SAR granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means a period of time when pursuant to any policies of the Corporation (including the Corporation’s insider trading policy), any securities of the Corporation may not be traded by certain Persons designated by the Corporation;

“Board” has the meaning ascribed thereto in Section 2.2(1) hereof;

“Broker” means a broker independent from the Corporation or any of its subsidiaries who has been designated by the Corporation as the broker that will purchase Shares pursuant to the Plan and who is a member of stock exchange on which the Shares are listed, or, if the Shares are not then listed, as selected by the Board acting in good faith;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Montréal, in the Province of Québec, for the transaction of banking business;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs in the Participant’s Account, net of any applicable taxes in accordance with Section 11.2, on the RSU Settlement Date;

“Cause” has the meaning ascribed thereto in Section 8.2(1) hereof;

“Change in Control” means an event whereby:

(i)	any Person (or more than one Person acting as a group) becomes the beneficial owner, by means of an acquisition of Shares or otherwise, directly or indirectly, of more than 50%

of either the issued and outstanding Shares or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally, provided, however, that a Change in Control shall not result from the transfer of securities of the Corporation by any individual to a Family Member, or to a trust in which such individual and his or her Family Members own more than 50% of the beneficial interests or to an entity in which such individual and his or her Family Members own more than 50% of the combined voting power;

(ii)	A majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or

(iii)	the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets, provided, however, that a Change in Control shall not result from the sale of assets to or a merger or amalgamation with or into any Person that beneficially owns securities of the Corporation representing 50% or more of the total combined voting power of the Corporation, or from a sale of assets to or merger or amalgamation with or into any affiliate of such person;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Code of Conduct” means any code of conduct adopted by the Corporation, as modified from time to time;

“Corporation” has the meaning ascribed thereto in the preamble hereof;

“Deemed Awards” has the meaning ascribed thereto in Section 8.4(a)(i) hereof;

“Dividend Equivalent” means (i) for purposes of Article 4, a bookkeeping entry equivalent in value to a dividend paid on a Share credited to a Participant’s Account in accordance with Section 4.5 hereof; and (ii) for purposes of Article 5, a cash credit equivalent in value to a dividend paid on a Share credited to a Participant’s Account in accordance with Section 5.10 hereof;

“DSU” means a deferred share unit, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s Account in accordance with Article 4 hereof;

“DSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof;

“Eligibility Date” has the meaning ascribed thereto in Section 8.2(3) hereof;

“Eligible Participants” has the meaning ascribed thereto in Section 2.3(1) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or a Subsidiary and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Exchange” means the NYSE MKT, or any stock exchange on which the Shares of the Corporation may be listed from time to time;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Family Members” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Grantee (including adoptive relationships);

“Final Payment” has the meaning ascribed thereto in Section 4.4(3) hereof;

“Going-Private Transaction” means a (i) “Rule 13e-3 transaction”, as defined in Rule 13e-3(a)(3) of the Exchange Act; (ii) the delisting by the Corporation of its Shares from the Exchange, or the termination of the Shares as being authorized to be quoted in an automated quotations system operated by a national securities association; (iii) the termination by the Corporation of its registration under Section 12(g)(4) of the Exchange Act; or (iv) the suspension by the Corporation of its obligation to file reports pursuant to Section 15(d) of the Exchange Act;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, a RSU Agreement, a PSU Agreement, a SAR Agreement or an Employment Agreement;

“Incentive Stock Option” means, in the case of a Participant who is a U.S. Resident, any Option granted under and in accordance with the terms of Section 9.3 hereof, that meets the requirements of Section 422 of the Code or any successor provision thereto and is designated by the Board in the applicable Grant Agreement as an Incentive Stock Option;

“Insider” has the meaning given to the term in the Canada Business Corporations Act, as such legislation may be amended, supplemented or replaced from time to time;

“Market Value” means at any date when the Market Value of Shares of the Corporation is to be determined, the closing price of the Shares on the Trading Day prior to the date of grant on the Exchange, or if the Shares of the Corporation are not listed on any Exchange, the value as is determined solely by the Board, acting reasonably and in good faith and, in the case of a Participant who is a U.S. Resident, in accordance with Code Section 409A and such determination shall be conclusive and binding on all Persons;

“Nonstatutory Stock Option” means, in the case of a Participant who is a U.S. Resident, any Option which is not an Incentive Stock Option.

“Notice of Redemption” means the written notice by a Participant, or the administrator or liquidator of the estate of the Participant, to the Corporation of the Participant’s wish to redeem his or her DSUs for cash or Shares;

“Option” means an option granted to the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof;

“Option Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof;

“Option In-the-Money Amount” has the meaning ascribe thereto in Section 3.6(3) hereof;

“Option Price” has the meaning ascribed thereto in Section 3.3 hereof;

“Option Term” has the meaning ascribed thereto in Section 3.4 hereof;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained for each Participant’s participation in RSUs under the Plan;

“Performance Based Exception” means, in the case of a Participant who is a U.S. Resident, the performance-based exception from the tax deductibility limitations of Code Section 162(m) contained in Code Section 162(m)(4)(C) (including, to the extent applicable, the special provision for options thereunder);

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Share” means a Share granted to a Participant in accordance with Article 6 hereof;

“Performance Share Units” or “PSU” means a right awarded to a Participant to receive an award of Shares or cash as provided in Article 6 hereof and subject to the terms and conditions of this Plan;

“Performance Measure” has the meaning ascribed thereto in Section 9.2(1) hereof;

“Performance Period” means the period determined by the Board at the time any Award is granted or at any time thereafter during which any performance goals specified by the Board with respect to such Award are to be measured;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Birks Group Inc. Omnibus Long-Term Incentive Plan, including any amendments or supplements hereto made after the effective date hereof;

“PSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of PSUs and the terms and conditions thereof;

“Registered Plans” has the meaning ascribed thereto in Section 8.1(4)(c) hereof;

“Restriction Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“RSU” means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof;

“RSU Settlement Date” has the meaning determined in Section 5.6;

“RSU Settlement Notice” means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs;

“RSU Vesting Determination Date” has the meaning described thereto in Section 5.4(1) hereof;

“SAR” means a right to receive a payment, in Shares, equal to the appreciation in the Corporation’s Shares over a specified period, as set forth in the respective SAR Agreement;

“SAR Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of SARs and the terms and conditions thereof;

“SAR In-the-Money Amount” has the meaning ascribe thereto in Section 7.6(4) hereof;

“SAR Price” has the meaning ascribed thereto in Section 8.1 hereof;

“SAR Term” has the meaning ascribed thereto in Section 8.4 hereof;

“Shares” means the Class A Voting Shares of the Corporation;

“Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section 10.1(3) hereof;

“Spouse” has the meaning ascribed thereto in Section 8.1(4)(d) hereof;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

“Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be a director, officer, senior executive or employee of the Corporation or a Subsidiary, or a consultant or service provider providing ongoing services to the Corporation or one of its Affiliates and (ii) in the event of the termination of the Participant’s employment, or position as director, officer or senior executive of the Corporation or a Subsidiary, or consultant or service provider providing ongoing services to the Corporation and its Affiliates, the effective date of the termination as specified in the notice of termination provided to the Participant by the Corporation, the Subsidiary or the Affiliate, as the case may be; and

“Trading Day” means any day on which the Exchange is opened for trading;

“U.S. Resident” means any individual who is treated as a resident of the United States for United States federal tax purposes.

“Vested Awards” has the meaning described thereto in Section 8.2(2) hereof.

Section 1.2	Interpretation.

(1)	Whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board.

(2)	Any reference in this Plan to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(3)	The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(4)	In this Plan, the words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. The expression “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan.

(5)	If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

Article 2 — PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1	Purpose of the Plan.

(1)	The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)	to increase the interest in the Corporation’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(b)	to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c)	to reward the Participants for their performance of services while working for the Corporation or a Subsidiary; and

(d)	to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment.

Section 2.2	Implementation and Administration of the Plan.

(1)	The Plan shall be administered and interpreted by the board of directors of the Corporation (the “Board”) or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board (the “Administrator”). If an Administrator is appointed for this purpose, all references to the “Board” herein will be deemed references to the Administrator.

(2)	The Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan, subject to any applicable rules of the Exchange. Subject to the provisions of the Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Corporation, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Corporation and will not cause Awards intended to qualify as “qualified performance-based compensation” under Code Section 162(m) to fail to so qualify. The interpretation, construction and application of the Plan and any provisions hereof made by the Board, or by any officer, manager or committee to which the Board delegated authority to perform such functions, shall be final and binding on all Eligible Participants.

(3)	No member of the Board, or any officer, manager or committee to which the Board delegated authority to perform such functions, shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Board, and any officer, manager or committee acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

(4)	Any determination approved by a majority of the Board shall be deemed to be a determination of that matter by the Board.

Section 2.3	Eligible Participants.

(1)	The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be the directors, officers, senior executives and other employees of the Corporation or a Subsidiary, consultants and service providers providing ongoing services to the Corporation and its Affiliates, who the Board may determine from time to time, in its sole discretion. In determining Awards to be granted under the Plan, the Board shall give due consideration to the value of each Eligible Participant’s present and potential future contribution to the Corporation’s success. For greater certainty, a Person whose employment with the Corporation or a Subsidiary has ceased for any reason, or who has given notice or been given notice of such cessation, whether such cessation was initiated by such employee, director, officer, executive, consultant or service provider, the Corporation or such Affiliate, as the case may be, shall cease to be eligible to receive Awards hereunder as of the date on which such Person provides notice to the Corporation or the Affiliate, as the case may be, in writing or verbally, of such cessation, or on the Termination Date for any cessation of a Participant’s employment or position as a director, officer, executive, consultant or service provider initiated by the Corporation.

(2)	Eligibility to participate does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to be granted any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the sole discretion of the Board. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Corporation.

(3)	Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment by the Corporation to the Participant.

Section 2.4	Shares Subject to the Plan.

(1)	Subject to adjustment pursuant to Article 10 hereof, the aggregate number of Shares that may be issued pursuant to the exercise of Awards under this Plan shall not exceed a number of Shares equal to 1,000,000 Shares, or such other number as may be approved by the shareholders of the Corporation from time to time. In addition, in no event shall the Corporation issue Shares, or Awards requiring the Corporation to issue Shares, pursuant to this Plan if such issuance, when combined with the Shares issuable under the 2006 Plan or any other equity awards plan of the Corporation, would exceed 1,796,088 Shares, unless such issuance of Shares or Awards is approved by the shareholders of the Corporation.

(2)	No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to the Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of Awards. For greater certainty, Section 2.4(1) shall not limit the Corporation’s ability to issue Awards that are payable other than in Shares.

(3)	Awards will no longer be granted under the 2006 Plan and all future grants of Awards by the Board shall be made under this Plan.

(4)	To the extent Awards granted under this Plan or the 2006 Plan that can be settled in Shares issued from treasury terminate for any reason prior to exercise in full or are cancelled, the Shares subject to such Awards shall be added back to the number of Shares reserved for issuance under this Plan and such Shares will again become available for grant under this Plan.

Section 2.5	Granting of Awards.

(1)

Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

(2)	Any Award granted under the Plan shall be subject to the requirement that, the Corporation has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

Article 3 — OPTIONS

Section 3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof.

Section 3.2	Option Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Exchange.

Section 3.3	Option Price.

The Option Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4	Option Term.

(1)	The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the Participant and ending as specified in this Plan, or in the Option Agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted (“Option Term”). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options.

(2)	Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the thirtieth (30th) Business Day after the end of the Black-Out Period, such thirtieth (30th) Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 10.2 hereof, the thirty (30) Business Day-period referred to in this Section 3.4 may not be extended by the Board.

Section 3.5	Exercise of Options.

(1)	Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant at any time prior to the expiry of the Option Term, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant shall be made in accordance with the Corporation’s insider trading policy, including any Black-Out Period’s restrictions.

Section 3.6	Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or the individual that the Corporate Secretary of the Corporation may from time to time designate) or give notice in such other manner as the Corporation may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, cheque or bank draft of the purchase price for the number of Shares specified therein. Unless otherwise determined by the Board, the Corporation shall not offer financial assistance to any Participant in regards to the exercise of an Option.

(2)	Upon the exercise, the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(a)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

(3)	Unless otherwise determined by the Board, a Participant may, rather than exercise the Option which the Participant is entitled to exercise under this Plan as provided above, elect to surrender such Option, in whole or in part and, in lieu of receiving the Shares to which the exercised Option relate, receive, as consideration for the surrender of such Option, the amount by which (i) the aggregate Market Value of the Shares issuable under such Option, exceeds (ii) the aggregate exercise price in respect of such Option (the “Option In-the-Money Amount”). The Corporation will satisfy payment of the Option In-the-Money Amount by delivering to the Participant, at its sole discretion, either (a) cash in an amount equal to the Option In-the-Money Amount; or (b) the number of Shares, disregarding fractions and rounded down to the nearest whole number, having a Market Value equal to the Option In-the-Money Amount; in each cases less any amount withheld on account of taxes in accordance with Section 11.2. The Corporation makes no representation to each and every Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) that it will waive or renounce its right to claim a deduction in respect of such payment.

(4)	A Participant who elects the cashless exercise of Options in accordance with Section 3.6(3) may assign a Broker to facilitate the cashless exercise of Options. In that case, such Participant is deemed to release the Corporation from any further obligation to issue Shares to such Participant in respect of the Options exercised in exchange for cash, and the Corporation will issue directly to the Broker the number of Shares in respect of such Options exercised for cash and the Broker will sell at Market Value all of the Shares in respect of which the Option has been exercised and deliver to the Participant the cash balance remaining after deducting the aggregate exercise price of such Options and any amount withheld on account of taxes in accordance with Section 11.2.

Section 3.7	Option Agreements.

Options shall be evidenced by an Option Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 3 and Article 8 hereof be included therein. The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Article 4 — DEFERRED SHARE UNITS

Section 4.1	Nature of DSUs.

A DSU is an Award of phantom share units to an Eligible Participant, subject to restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. In no event will DSUs granted to United States taxpayers be granted in such a manner so that the grant fails to comply with Code Section 409A.

Section 4.2	Election to Participate.

In addition to the amount of annual compensation that must be deferred into DSUs pursuant to guidelines adopted by the Board from time to time, each Eligible Participant may elect, once each calendar year, to be paid a percentage of his or her annual compensation in the form of DSUs, with the balance being paid in cash. In the case of an existing Eligible Participant, the election must be completed, signed and delivered to the Corporation by the end of the fiscal year proceeding the fiscal year to which such election is to apply. In the case of a new Eligible Participant, the election must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than thirty (30) days, after the Eligible Participant’s appointment, with such election to be effective on the first day of the fiscal quarter of the Corporation next following the date of the Corporation’s receipt of the election until the final day of the fiscal year of appointment. For the first year of the Plan, Eligible Participants must make such election as soon as possible, and, in any event, no later than thirty (30) days, after adoption of the Plan and the election shall be effective on the first day of the fiscal quarter of the Corporation next following the date of the Corporation’s receipt of the election until the final day of such fiscal year. If no election is made in respect of a particular fiscal year, the new or existing Eligible Participant will receive the annual retainer in cash.

Section 4.3	DSU Awards.

The number of DSUs that an Eligible Participant is entitled to receive in a fiscal year is based upon the percentage that the Eligible Participant is required or has elected to receive in DSUs multiplied by the Participant’s annual retainer divided by the Market Value. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Section 4.4	Redemption of DSUs.

(1)	Each Participant shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on December 31 of the following year by providing a written Notice of Redemption to the Corporation. In the event of death of a Participant, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Participant. The Notice of Redemption must specify an election to receive:

(a)	a cash payment equal to the number of DSUs credited to the Participant’s Account as of the Termination Date multiplied by the Market Value on the Termination Date, net of any applicable withholding taxes; or

(b)	Shares purchased on the Participant’s behalf on the open market by a Broker; or

(c)	a percentage of the DSUs paid out in cash and the remaining percentage of the DSUs paid out as Shares on the Participant’s behalf on the open market by a Broker.

In the event a Notice of Redemption is not provided by a Participant, such Participant will be deemed to have elected to receive a cash payment as provided for in Section 4.4(1)(a).

(2)	Where Shares are purchased on the open market on the Participant’s behalf, the Corporation will remit all or a portion of the final payment to the Broker, and the Broker will be required to (within ten (10) Business Days) use the amount to purchase Shares in the open market on the principal Canadian stock exchange or any other public exchange on which the Shares are traded. The number of Shares will be computed by taking the number of DSUs that the Participant elected to receive in Shares, net of the number of DSUs that would equal to any applicable withholding taxes. Any Shares acquired by the Broker from all or a portion of the final payment and any cash remaining therefrom shall be delivered directly to the Participant forthwith as soon as practicable upon completion of such purchases.

(3)	The Corporation will make all of the payments described in this Article 4 (referred to hereinafter as the “Final Payment”) to the Participant or the Broker, within 120 days of the Termination Date. Upon making such payment to the Participant or the Broker, the DSUs upon which such payment was based shall be cancelled and no further payments shall be made from the Plan in relation to such DSUs.

Section 4.5	Award of Dividend Equivalents.

Dividend Equivalents will be awarded in respect of DSUs in a Participant’s Account on the same basis as dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. These Dividend Equivalents will be credited to the Participant’s Account as additional DSUs (or fractions thereof), with the number of additional DSUs based on (a) the actual amount of dividends that would have been paid if the Participant had held Shares under the Plan on the applicable record date divided by (b) the Market Value per Share on the date on which the dividends on Shares are payable. For greater certainty, no DSUs representing Dividend Equivalents will be credited to a Participant’s Account in relation to DSUs that have been previously cancelled or paid out of the Plan and all additional DSUs credited as a result of a Dividend Equivalent will be credited at the same time as any applicable Final Payment.

Section 4.6	DSU Agreements.

DSUs shall be evidenced by a DSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 4 and Article 8 hereof be included therein. The DSU Agreement shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Article 5 — RESTRICTED SHARE UNITS

Section 5.1	Nature of RSUs.

A RSU is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 5.2	RSU Awards.

(1)

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)	The RSUs are structured so as to be considered to be a plan described in paragraph (k) of the definition of “Salary Deferral Arrangement” of the Tax Act or any successor to such provision.

(3)	Subject to the vesting and other conditions and provisions herein set forth and in the RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive one Share issued from treasury or the Cash Equivalent as soon as possible upon confirmation by the Board that the vesting conditions (including the Performance Criteria, if any) have been met and no later than the last day of the Restriction Period.

Section 5.3	Restriction Period.

The applicable restriction period in respect of a particular RSU award shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2017 shall end no later than December 31, 2020. Subject to the Board’s determination, any vested RSUs with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 5.4(1)) and, in any event, no later than the last day of the Restriction Period.

Section 5.4	Performance Criteria and Performance Period.

(1)	For each award of RSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares or Cash Equivalent in exchange for all or a portion of the RSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the Award was granted. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the Award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 4, 2017, the Performance Period will start on January 1, 2017 and will end on December 31, 2019.

(2)	For each award of RSUs, the Board shall establish any Performance Criteria and other vesting conditions which must be met during the Performance Period in order for a Participant to be entitled to receive Shares or Cash Equivalent in exchange for his or her RSUs.

Section 5.5	RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the Restriction Period.

Section 5.6	Settlement of RSUs.

(1)	Except as otherwise provided in the RSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of an RSU are satisfied:

(a)	all of the vested RSUs covered by a particular grant may be settled on the first Business Day following their RSU Vesting Determination Date but no later than the end of the Restriction Period (the “RSU Settlement Date”);

(b)	a Participant is entitled to deliver to the Corporation, on or before the RSU Settlement Date, an RSU Settlement Notice in respect of any or all vested RSUs held by such Participant; and

(c)	in the RSU Settlement Notice, the Participant will elect, in such Participant’s sole discretion, including with respect to any fractional RSUs, to settle vested RSUs for their Cash Equivalent, Shares issued from treasury, or a combination thereof.

(2)	Subject to Section 5.6(4), settlement of RSUs shall take place promptly following the RSU Settlement Date, and no later than the end of the Restriction Period, and take the form set out in the RSU Settlement Notice through:

(a)	in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of RSUs for Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Shares; or

(c)	in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)	If an RSU Settlement Notice is not received by the Corporation on or before the RSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 5.7(2).

(4)	Notwithstanding any other provision of this Plan, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Corporation and the Participant has not delivered an RSU Settlement Notice, then such RSU Settlement Date shall be automatically extended to the thirtieth (30th) Business Day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

Section 5.7	Determination of Amounts.

(1)	Cash Equivalent of RSUs. For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account which the Participant desires to settle in cash pursuant to the RSU Settlement Notice.

(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of RSUs pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account which the Participant desires to settle pursuant to the RSU Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan shall be satisfied in full by such issuance of Shares.

Section 5.8	Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of RSUs under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

Section 5.9	RSU Agreements.

RSUs shall be evidenced by a RSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 4 and Article 8 hereof be included therein. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Section 5.10	Award of Dividend Equivalents.

Dividend Equivalents shall be awarded in respect of all unvested RSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents will be credited to the Participant’s Account in cash with the amount of cash based on the actual amount of dividends that would have been paid if the Participant’s unvested RSUs had vested and the resulting number of Shares had been issued to the Participant on or prior to the applicable record date. Dividend Equivalents in respect of unvested RSUs will be paid to the Participant as soon as possible after the applicable RSU Vesting Determination Date. In the event that the Participant’s applicable RSUs do not vest, all Dividend Equivalents associated with such RSUs will be forfeited by the Participant and returned to the Corporation’s account.

Article 6 — PERFORMANCE SHARES AND PERFORMANCE UNITS

Section 6.1	Nature of PSU’s.

A PSU is a right to receive a share or cash equal to the value of a share at a future time whose grant or vesting is in whole or in part conditioned on the attainment of specific performance goals.

Section 6.2	Grant of PSUs.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board, at any time and from time to time, may grant PSUs to Eligible Participants in such amounts and upon such terms as the Board shall determine.

Section 6.3	Value of PSUs.

The Board shall set Performance Criteria for a Performance Period in its discretion, which, depending on the extent to which they are met, will determine, in the manner determined by the Board and set forth in the PSU Agreement, the value and/or number of each PSU that will be paid to the Participant.

Section 6.4	Earning of PSUs.

Subject to the terms of this Plan and the applicable PSU Agreement, after the applicable Performance Period has ended, the holder of PSUs shall be entitled to receive payout on the value and number of PSUs, determined as a function of the extent to which the corresponding Performance Criteria have been achieved. Notwithstanding the foregoing, the Corporation shall have the ability to require the Participant to hold any Shares received pursuant to such Award for a specified period of time.

Section 6.5	Form and Timing of Payment of PSUs.

Payment of earned PSUs shall be as determined by the Board and as set forth in the PSU Agreement. Subject to the terms of the Plan, the Board, in its sole discretion, may pay earned PSUs in the form of cash or in Shares issued from treasury (or in a combination thereof) equal to the value of the earned PSUs at the end of the applicable Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Board. The determination of the Board with respect to the form of payout of such Awards shall be set forth in the PSU Agreement for the grant of the Award or reserved for later determination. In no event will delivery of such Shares or payment of any cash amounts be made later than the earlier of (i) 2 1⁄2 months after the close of the year in which such conditions or restrictions were satisfied or lapsed and (ii) December 31 of the third year following the year of the grant date.

Section 6.6	Dividends and Other Distributions

The Board shall determine whether Participants holding PSUs will receive Dividend Equivalents with respect to dividends declared with respect to the Shares. Dividends or Dividend Equivalents may be subject to accrual, forfeiture or payout restrictions as determined by the Board in its sole discretion.

Article 7 — SHARE APPRECIATION RIGHTS

Section 7.1	Nature of SARs.

A SAR is an Award entitling the recipient to receive Shares having a value equal to the excess of the Market Value of the Shares on the date of exercise over the exercise price of the SAR, which price shall not be less than 100% of the Market Value of the Share on the date of grant multiplied by the number of Shares with respect to which the SAR shall have been exercised, or to the difference between the Market Value of the Share on the date of exercise and the Mark Value on the date of the grant. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with a SAR.

Section 7.2	SAR Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive SAR Awards under the Plan, (ii) fix the number of SAR Awards to be granted to each Eligible Participant and the date or dates on which such SAR Awards shall be granted, and (iii) determine the price per Share to be payable upon the vesting of each such SAR (the “SAR Price”) and the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the SAR Term, the whole subject to the terms and conditions prescribed in this Plan and in any SAR Agreement.

Section 7.3	SAR Price.

The SAR Price for the Shares that are the subject of any SAR shall be fixed by the Board when such SAR is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 7.4	SAR Term.

(1)	The Board shall determine, at the time of granting the particular SAR, the period during which the SAR is exercisable, which shall not be more than ten (10) years from the date the SAR is granted (“SAR Term”) and the vesting schedule of such SAR, which will be detailed in the respective SAR Agreement. Unless otherwise determined by the Board, all unexercised SARs shall be cancelled at the expiry of such SAR.

(2)	Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the thirtieth (30th) Business Day after the end of the Black-Out Period, such thirtieth (30th) Business Day to be considered the expiration date for such SAR for all purposes under the Plan. Notwithstanding Section 8.2 hereof, the thirty (30) Business Day-period referred to in this Section 6.4 may not be extended by the Board.

Section 7.5	Exercise of SARs.

Prior to its expiration or earlier termination in accordance with the Plan, each SAR shall be exercisable as to all or such part or parts of the granted Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular SAR, may determine in its sole discretion. For greater certainty, no SAR shall be exercised by a Participant during a Black-Out Period, except for SAR exercised for cash in accordance with Section 7.6(4).

Section 7.6	Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan, a SAR granted under the Plan shall be exercisable (from time to time as provided in Section 6.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or to the individual that the Corporate Secretary of the Corporation may from time to time designate) or give notice in such other manner as the Corporation may from time to time designate, no less than three (3) Business Days in advance of the effective date of the proposed exercise, which notice shall specify the number of Shares with respect to which the SAR is being exercised and the effective date of the proposed exercise.

(2)	The exercise of a SAR with respect to any number of Shares shall entitle the Participant to Shares equal to the excess of the Market Value of a Share on the effective date of such exercise over the per share SAR Price.

(3)	Upon the exercise, the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(a)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

(4)	Unless otherwise determined by the Board, a Participant may, rather than exercise the SARs which the Participant is entitled to exercise under this Plan as provided above, elect to surrender such SAR, in whole or in part and, in lieu of receiving the Shares to which the exercised SAR relate, receive, as consideration for the surrender of such SAR, the amount by which (i) the aggregate Market Value of the Shares issuable under such SAR, exceeds (ii) the aggregate exercise price in respect of such SAR (the “SAR In-the-Money Amount”). The Corporation will satisfy payment of the SAR In-the-Money Amount by delivering to the Participant, at its sole discretion, either (a) cash in an amount equal to the SAR In-the-Money Amount; or (b) the number of Shares, disregarding fractions and rounded down to the nearest whole number having a Market Value equal to the SAR In-the-Money Amount; in each cases less any amount withheld on account of taxes in accordance with Section 11.2. The Corporation makes no representation to each and every Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) that it will waive or renounce its right to claim a deduction in respect of such payment.

(5)	A Participant who elects the cashless exercise of SARs in accordance with Section 7.6(4) may assign a Broker to facilitate the cashless exercise of SARs. In that case, such Participant is deemed to release the Corporation from any further obligation to issue Shares to such Participant in respect of the SARs exercised in exchange for cash, and the Corporation will issue directly to the Broker the number of Shares in respect of such SARs exercised for cash and the Broker will sell at Market Value all of the Shares in respect of which the SAR has been exercised and deliver to the Participant the cash balance remaining after deducting the aggregate exercise price of such SARs and any amount withheld on account of taxes in accordance with Section 11.2.

Section 7.7	SAR Agreements.

SARs shall be evidenced by a SAR Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 6 and Article 8 hereof be included therein. The SAR Agreement shall contain such terms that may be considered necessary in order that the SAR will comply with any provisions respecting stock appreciation rights in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Article 8 — GENERAL CONDITIONS

Section 8.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any Awards in the future nor shall it entitle the Participant to receive future grants.

(2)	Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant). Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

(3)	Conformity to Plan - In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)	Transferrable Awards - Awards granted under this Plan shall be transferrable or assignable only to a “permitted assign” and shall be exercisable only by the Participant or his or her permitted assign. For the purposes hereof, “permitted assign” means for such Participant:

(a)	a trustee, custodian or liquidator, executor or administrator acting on behalf, or for the benefit, of the Participant;

(b)	a holding entity of the Participant;

(c)	a registered retirement savings plan or registered retirement income fund of the Participant, as such terms are defined in the Tax Act or their equivalent in any other country as determined and authorized by the Corporation, provided that an Award is a qualified investment under such equivalent plan (“Registered Plans”);

(d)	a spouse or common law partner (as such term in defined in the Tax Act) of the Participant (the “Spouse”);

(e)	a trustee, custodian or administrator acting on behalf, or for the benefit, of the Spouse;

(f)	a holding entity of the Spouse; or

(g)	a Registered Plan of the Spouse.

Section 8.2	General Conditions applicable to Options and SARs.

Each Option or SAR, as applicable, shall be subject to the following conditions:

(1)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any Option or SAR or the unexercised or unvested portion thereof, as applicable, when granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for Cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Conduct and any reason determined by the Corporation to be cause for termination.

(2)	Death. If a Participant dies while in his or her capacity as an Eligible Participant, any vested Option or SAR or the unexercised portion thereof, granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options or SARs (the “Vested Awards”) hereof on the date of such Participant’s death. Such Vested Award shall only be exercisable within one (1) year after the Participant’s death or prior to the expiration of the original term of the Options or SARs, as applicable, whichever occurs earlier. All Options or SARs or the unexercised or unvested portion thereof, as applicable, other than such Vested Awards on the date of such Participant’s death, will be cancelled on the date of such Participant’s death.

(3)	Disability. Upon a Participant ceasing to be an Eligible Participant by reason of injury or disability or upon a Participant becoming eligible to receive long-term disability benefits, any Option or SAR or the unexercised portion thereof, granted to such Participant may be exercised by such Participant or his/her representative as the rights to exercise accrue. Such Option or SAR shall only be exercisable (i) within three (3) years after such cessation or (ii) within one year following the effective date on which the Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Corporation by the insurance company providing such long-term disability benefits) (the “Eligibility Date”)) or (iii) prior to the expiration of the original term of the Option or SAR, whichever occurs earlier. All Options or SARs or the unexercised or unvested portion thereof, as applicable, on the date that is three (3) years after such cessation, will be cancelled on such date.

(4)	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including without limitation, maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Plan shall be terminated, provided that all unvested Options and SARs in the Participant’s Account shall remain in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.

(5)	Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for Cause, death or disability) the right to exercise an Option or SAR shall be limited to and shall expire on the earlier of sixty (60) days after the Termination Date, or the expiry date of the Award set forth in the Grant Agreement, to the extent such Award was exercisable by the Participant on the Termination Date.

Section 8.3	General Conditions applicable to RSUs.

Each RSU shall be subject to the following conditions:

(1)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause or the Participant’s resignation from employment with the Corporation or a Subsidiary, the Participant’s participation in the Plan shall be terminated immediately, all RSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Shares that relate to such Participant’s unvested RSUs shall be forfeited and cancelled on the Termination Date.

(2)	Cessation of Employment. Except as otherwise determined by the Board from time to time, at their sole discretion, upon a Participant’s (i) retirement, (ii) employment with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for reasons other than for Cause, (iii) employment with the Corporation or a Subsidiary being terminated by reason of injury or disability or (iv) becoming eligible to receive long-term disability benefits, the Participant’s participation in the Plan shall be terminated immediately (provided that, for the Participant becoming eligible to receive long-term disability benefits, such termination shall occur on the Eligibility Date), provided that all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

(3)	Retirement. In the case of a Participant’s retirement, this Section 8.3(3) shall not apply to a Participant in the event such Participant, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, carries on or becomes employed by, engaged in or otherwise commercially involved in, any activity or business in the high-end jewelry industry prior to the applicable RSU Vesting Determination Date. In such event, Section 8.3(2) shall apply to such Participant.

(a)	If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares that relate to such unvested RSUs shall be forfeited and cancelled.

(b)	If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the applicable Performance Period, if any, as of the date of the Participant’s retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Corporation shall distribute such number of Shares to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Corporation shall debit the corresponding number of RSUs from such Participant’s Account, and the Participant’s rights to all other Shares that relate to such Participant’s RSUs shall be forfeited and cancelled.

(4)	Death. Except as otherwise determined by the Board from time to time, at their sole discretion, upon the death of a Participant, the Participant’s participation in the Plan shall be terminated immediately, provided that all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board.

(a)	If, on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

(b)

If, on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board, the Board determines that the vesting conditions were met, the liquidator, executor or administrator, as the case may be, of the estate of the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the applicable Performance Period, if any, as of the date of death of the Participant and the denominator of which shall be equal to the total number of months included in the applicable

Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board) and the Corporation shall distribute such number of Shares to the liquidator, executor or administrator, as the case may be, of the estate of the Participant as soon as practicable thereafter but no later than the end of the Restriction Period, the Corporation shall debit the corresponding number of RSUs from such deceased Participant’s Account, and the Participant’s right to all other Shares that relate to such deceased Participant’s RSUs shall be forfeited and cancelled.

(5)	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including without limitation, maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Plan shall be terminated, provided that all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

(a)	If, on the applicable RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

(b)	If, on the applicable RSU Vesting Determination Date, the Board determines that the vesting conditions were met, the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the relevant Performance Period, if any, as of the date the Participant elects for a voluntary leave of absence and the denominator of which shall be equal to the total number of months included in the relevant Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Corporation shall distribute such number of Shares (or cash or a combination of Shares and cash as permitted under this Plan) to the Participant as soon as practicable thereafter but no later than the end of the applicable Restriction Period, the Corporation shall debit the corresponding number of RSUs from such Participant’s Account, and the Participant’s right to all other Shares that relate to such Participant’s RSUs shall be forfeited and cancelled.

(6)	General. For greater certainty, where (i) a Participant’s employment with the Corporation or a Subsidiary is terminated pursuant to Section 8.3(1), Section 8.3(2) or Section 8.3(4) hereof or (ii) a Participant elects for a voluntary leave of absence pursuant to Section 8.3(5) hereof following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.

Section 8.4	General Conditions applicable to PSUs.

(a)	Death. If a Participant dies while a director, officer, senior executive or employee of the Corporation or a Subsidiary, or a consultant or service provider providing ongoing services to the Corporation or one of its Affiliates:

(i)	the number of PSUs held by the Participant that have not vested shall be adjusted as set out in the applicable PSU Agreement (collectively referred to in this Section 8.4(a) as “Deemed Awards”);

(ii)	any Deemed Awards shall vest immediately;

(iii)	any Performance Shares and Performance Share Units held by the Participant that have vested shall be paid to the Participant’s estate in accordance with the terms of the Plan and PSU Agreement; and

(iv)	such Participant’s eligibility to receive further grants of Performance Shares or Performance Share Units under the Plan ceases as of the Termination Date.

(b)	Disability. If a Participant suffers a disability while a director, officer, senior executive or employee of the Corporation or a Subsidiary, or a consultant or service provider providing ongoing services to the Corporation or one of its Affiliates, and as a result his or her employment or position with the Corporation, Subsidiary or Affiliate is terminated:

(i)	unvested awards shall be reduced to be equal to the product of (A) the number of unvested awards; and (B) the fraction obtained when dividing (x) the number of calendar days from the date of the award of the unvested awards to the Termination Date and (x) the number of calendar days from the date of the award of the unvested awards to the original vesting date set out in the PSU Agreement;

(ii)	unvested awards shall continue to vest in accordance with the terms of the Plan and PSU Agreement; and

(iii)	such Participant’s eligibility to receive further grants of PSUs under the Plan ceases as of the Termination Date.

(c)	Retirement. If a Participant voluntarily retires then:

(i)	any PSUs held by the Participant that have vested before the Termination Date shall be paid to the Participant;

(ii)	any unvested awards held by the Participant at the Termination Date shall continue to vest in accordance with the terms of the Plan and PSU Agreement following the Termination Date until the earlier of: (i) the date determined by the Board, in its sole discretion; and (ii) the date on which the PSUs vest pursuant to the original PSU Agreement in respect of such unvested awards; and (iii) such Participant’s eligibility to receive further grants of PSUs under the Plan ceases as of the Termination Date.

(d)	Termination other than Death, Disability or Retirement. Unless determined otherwise by the Board, where a Participant’s employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(i)	any PSUs held by the Participant that have vested before the Termination Date shall be paid to the Participant in accordance with the terms of the Plan and PSU Agreement. Any PSUs held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to the Corporation on the Termination Date;

(ii)	the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Corporation or an Affiliate provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date; and (iii) notwithstanding Section 8.4(c)(i) and (ii) above, unless the Board, in its sole discretion, otherwise determines, at any time and from time to time, PSUs are not affected by a change of employment arrangement within or among the Corporation or a Subsidiary for so long as the Participant continues to be an employee of the Corporation or a Subsidiary.

(e)	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including without limitation, maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Plan shall be terminated, that any PSUs held by the Participant that have vested before the Participant’s leave shall be paid to the Participant in accordance with the terms of the Plan and PSU Agreement, and that any PSUs held by the Participant that are not yet vested at such time will be immediately cancelled and forfeited to the Corporation.

Article 9 — COMPLIANCE WITH U.S. TAX LAWS

Section 9.1	Compliance with Code Section 162(m) and Other Limits.

(1)	To the extent the Board determines that compliance with the Performance Based Exception is desirable with respect to an Award to a Participant who is a U.S. Resident, Section 9.1 and Section 9.2 shall apply. In the event that changes are made to Code Section 162(m) to permit flexibility with respect to any Awards available under the Plan, the Board may, subject to this Section 9.1, make any adjustments to such Awards as it deems appropriate. Subject to adjustment as provided in Article 10 hereof, for purposes of the Performance Based Exception, the total number of Shares available for grant under the Plan shall be 1,000,000. Any Shares that are subject to Awards shall be counted against this limit as one (1) Share for every one (1) Share granted. Subject to adjustment as provided in Article 10 hereof, the total number of Shares available for grants of Incentive Stock Options is 1,000,000.

(2)	No Participant who is a U.S. Resident may be granted Awards for Options or SARs with respect to a number of Shares in any one (1) calendar year exceeding 200,000 Shares any or all of which may be Incentive Stock Options. No Participant who is a U.S. Resident may be granted Awards for any other Award other than Options or SARs with respect to a number of Shares in any one (1) calendar year exceeding 200,000 Shares, but such limit shall only apply to the extent such Awards are intended to satisfy the Performance Based Exception. If an Award denominated in Shares is cancelled, to the extent such Award was either (a) an Option or SAR, or (b) was otherwise intended to satisfy the Performance Based Exception, the Shares subject to the cancelled Award continue to count against the maximum number of Shares which may be granted to a Participant who is a U.S. Resident in any calendar year. All Shares specified in this Section 9.1(2) shall be adjusted to the extent necessary to reflect adjustments to Shares required by Article 10. During any year, no Participant who is a U.S. Resident may be granted cash Awards that are intended to satisfy the Performance Based Exception and have a Performance Period with a duration of up to one year, that have an aggregate maximum payout which could exceed US$250,000. During any year, no Participant who is a U.S. Resident may be granted cash Awards that are intended to satisfy the Performance Based Exception and have a Performance Period with a duration of longer than one year, that have an aggregate maximum payout which could exceed US$500,000. For the avoidance of doubt, the annual limits set forth in the preceding two (2) sentences are separate and distinct limits. During any year, no Participant who is a U.S. Resident who is a member of the Board and is not otherwise employed by the Company may be granted Awards with an aggregate grant date value (calculated by multiplying the Market Value of a Share on the grant date by the aggregate number of Shares subject to such Award) that exceeds US$250,000.

(3)	The Board shall designate the Participants who are U.S. Residents to be granted Awards intended to satisfy the Performance Based Exception. For Awards with a Performance Period based on a year, or a period lasting longer than a year, such designation shall occur within the first ninety (90) days of such year or Performance Period, as applicable. For Awards with a Performance Period lasting less than a year, such designation shall occur on or prior to the date that is no later than twenty-five percent (25%) through the duration of the relevant Performance Period. The opportunity to be granted an Award intended to satisfy the Performance Based Exception shall be evidenced by a Grant Agreement in such form as the Board may approve.

(4)	With respect to Awards intended to satisfy the Performance Based Exception, the Board shall establish Performance Goals for the applicable Performance Period (which may be the same or different for some or all Eligible Participants who are U.S. Residents) and may establish the threshold, target and/or maximum incentive opportunity or vesting provisions for each Participant for the attainment of specified threshold, target and/or maximum Performance Goals. Performance Goals, incentive opportunities and vesting provisions shall be set forth in the applicable Grant Agreement, and may be weighted for different factors and measures as the Board may determine.

(5)	Prior to the payment of cash or delivery of Shares in connection with any Award that is intended to satisfy the Performance Based Exception, the Board shall determine and certify in writing the degree of attainment of Performance Goals. The Board reserves the discretion to reduce (but not below zero) the amount of an individual’s payment or Share entitlement below the amount that might otherwise be due based on the degree of attainment of Performance Goals. The determination of the Board to reduce (or not to pay) an individual shall not affect the maximum amount payable to any other individual. No amount shall be payable in respect of an Award intended to qualify for the Performance Based Exception unless at least the established Performance Goal (if any) is attained.

(6)	Notwithstanding the foregoing in this Section 9.1, to the extent the Board determines that compliance with the Performance Based Exception is desirable with respect to an Award, then (a) to the extent the Board (rather than the Compensation Committee of the Board) administers the Plan, the Plan shall be administered by only those Directors who are “Independent” and (b) no Participant shall receive any payment under the Plan unless the Board has certified, by resolution or other appropriate action in writing, that the performance goals and any other material terms previously established by the Board or set forth in the Plan, have been satisfied to the extent necessary to qualify as “qualified performance based compensation” under Code Section 162(m). For purposes hereof, “Independent”, when referring to either the members of the Board shall have the same meaning as used in the rules of the Exchange.

Section 9.2	Performance Based Exception Under Code Section 162(m).

(1)

Subject to Section 9.2(4), unless and until the Board proposes for a stockholder vote and stockholders approve a change in the general Performance Measures set forth in this Section 9.2(1), for Awards (other than Options and SARs) designed to qualify for the Performance Based Exception, the objective performance criteria shall be based upon one or more of the performance measures set forth in this paragraph (1) (each a “Performance Measure”). Performance Measures shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder including the requirement that the level or levels of performance targeted by the Board result in the achievement of performance goals being “substantially uncertain.” One or more of the following business criteria for the Corporation shall be used by the Board in establishing Performance Measures for such Awards: (a) earnings per share; (b) revenues or margins; (c) royalties; (d) cash flow; (e) operating margin; (f) return on assets, net assets, investment, capital, operating revenue or equity; (g) economic value added; (h) direct contribution; (i) income; net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; net operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Corporation; (j) working capital or working capital management, including without limitation inventory turnover, working capital turns, days payable outstanding and days sales outstanding; (k) management of fixed costs or variable costs; (l) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (m) total shareholder return; (n) debt reduction; (o) market share; (p) entry into new markets, either geographically or by business unit; (q) customer retention and satisfaction; (r) strategic plan development and implementation, including turnaround plans; and (s) stock price. Any of the above criteria may be measured on an absolute or relative basis (e.g. growth in earnings per share) or as compared to the performance of a published or special index deemed applicable by the Board including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to the Corporation. The Board may exclude the impact of an event or occurrence which the Board determines should appropriately be excluded, including without limitation

(i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to the operations of the Corporation or not within the reasonable control of the Corporation’s management, or (iii) a change in accounting standards required by generally accepted accounting principles.

(2)	For Awards intended to comply with the Performance Based Exception, the Board shall set the Performance Measures within the time period prescribed by Section 162(m) of the Code. The levels of performance required with respect to Performance Measures may be expressed in absolute or relative levels and may be based upon a set increase, set positive result, maintenance of the status quo, set decrease or set negative result. Performance Measures may differ for Awards to different Participants. The Board shall specify the weighting (which may be the same or different for multiple objectives) to be given to each performance objective for purposes of determining the final amount payable with respect to any such Award. Any one or more of the Performance Measures may apply to the Participant, a department, unit, division or function within the Corporation or any one or more Affiliates or the Corporation as a whole; and may apply either alone or relative to the performance of other businesses or individuals (including industry or general market indices).

(3)	The Board shall have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided that Awards which are designed to qualify for the Performance Based Exception may not (unless the Board determines to amend the Award so that it no longer qualified for the Performance Based Exception) be adjusted upward (the Board shall retain the discretion to adjust such Awards downward). The Board may not, unless the Board determines to amend the Award so that it no longer qualifies for the Performance Based Exception, delegate any responsibility with respect to Awards intended to qualify for the Performance Based Exception. All determinations by the Board as to the achievement of the Performance Measure(s) shall be in writing prior to payment of the Award.

(4)	In the event that applicable laws, rules or regulations change to permit Board discretion to alter the governing Performance Measures without obtaining stockholder approval of such changes, and still qualify for the Performance Based Exception, the Board shall have sole discretion to make such changes without obtaining stockholder approval.

Section 9.3	Incentive Stock Options

(1)	Each Option granted to a U.S. Resident shall be designated in the Grant Agreement as either an “Incentive Stock Option” or a “Nonstatutory Stock Option.” Any Option designated as an Incentive Stock Option: (a) shall be granted only to a Participant who is an employee of the Corporation or Subsidiary; (b) shall not have an aggregate Fair Market Value (determined for each Incentive Stock Option at the date of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under the Plan and any other employee stock option plan of the Corporation or any parent or subsidiary (“Other Plans”)), determined in accordance with the provisions of Section 422 of the Code, that exceeds $100,000 (the “$100,000 Limit”); and (c) shall have a term not exceeding 10 years from the date of grant or such shorter term as may be provided in the Award Agreement and, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares of the Corporation representing more than 10 percent of the voting power of all classes of shares of the Corporation or any parent or subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant or such shorter term as may be provided in the Grant Agreement. No Incentive Stock Options may be granted under the Plan after the tenth (10th) anniversary of the earlier of the effective date of the Plan or the date the Plan was approved by the Board.

Section 9.4	Code Section 409A

(1)

This Plan and each Award granted hereunder is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan or any Grant Agreement that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable laws require otherwise. Notwithstanding anything to the contrary in the Plan or any Grant Agreement, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan or any Grant Agreement during the six (6) month period immediately following the Participant’s termination of service with the Corporation or a Subsidiary shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Corporation nor any Subsidiary nor the Board shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code and neither Corporation nor any Subsidiary nor the Board will have any liability to any Participant for such tax or penalty. No amendment or termination of the Plan will accelerate the timing of any payments that constitute deferred compensation under Code Section 409A unless such acceleration of payment is permitted by Code Section 409A.

Article 10 — ADJUSTMENTS AND AMENDMENTS

Section 10.1	Adjustment to Shares.

(1)	In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)	In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3)	If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 10.1(1) or Section 10.1(2) hereof or, subject to the provisions of Section 10.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 10.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

(5)	Subject to any required action by the shareholders of the Corporation, the number of Shares, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share of Shares, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or any other similar transaction. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided in Section 10.2(3) hereof, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Shares.

Section 10.2	Amendment or Discontinuance of the Plan.

(1)	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 9 hereof;

(b)	if, at the time, the Corporation’s securities are listed on an Exchange, be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c)	be subject to shareholder approval, where required by law or if, at the time, the Corporation’s securities are listed on an Exchange, the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments and the Board may make any non-material changes which may include but are not limited to:

(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of any Award;

(iii)	the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan reserve;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and

(v)	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

(2)	Notwithstanding Section 10.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any change to the maximum number of Shares issuable from treasury under the Plan, except in the event of an adjustment pursuant to Section 10.1;

(b)	any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to Section 10.1;

(c)	any amendment which would permit a change to the Eligible Participants, including a change which would have the potential of broadening or increasing participation by Insiders;

(d)	any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant other than as allowed by Section 8.1(4);

(e)	any amendment to the amendment provisions of the Plan; or

(f)	any other material amendment to the Plan,

provided that Shares held directly or indirectly by Insiders benefiting from the amendments in Sections (b) and (c) shall be excluded when obtaining such shareholder approval.

(3)	Notwithstanding anything contained to the contrary in the Plan, but subject to any specific provisions contained in any Employment Agreements and any Grant Agreement, in the event of a Change in Control that is not a Going-Private Transaction, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances, including, without limitation, changing the Performance Criteria and/or other vesting conditions for the Awards and/or the date on which any Award expires or the Restriction Period, the Performance Period, the Performance Criteria and/or other vesting conditions for the Awards.

(4)	Notwithstanding anything contained to the contrary in the Plan, but subject to any specific provisions contained in any Employment Agreements, in the event of a Going-Private Transaction, any Award will remain outstanding after the consummation of such transaction and shall be exercisable by the Participant solely for a cash payment from the Corporation to the Participant equal to the Market Value of the Shares on the date of exercise reduced by the exercise price of the Award. The total appreciation available to the Participant as a result of any exercise of the Award shall be equal to 100% of the product of (i) the number of Shares underlying the Award exercised multiplied by (ii) the excess of the Market Value over the exercise price of such Award.

(5)	The Board may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions, including the rules of the Exchange, and shareholder approval, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an Option or a SAR is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the award is granted in the case of RSUs. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

(6)	The Board may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Board.

(7)	The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

Article 11 — MISCELLANEOUS

Section 11.1	Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 11.2	Tax Withholding.

(1)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 11.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)	Notwithstanding the first paragraph of this Section 11.2, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 11.3	Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Corporation pursuant to any such law, government regulation or stock exchange listing requirement.

Section 11.4	Securities Law Compliance.

Each Grant Agreement shall provide that no Shares shall be purchased or sold thereunder unless and until (1) any then applicable requirements of United States state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Corporation and its counsel and (2) if required to do so by the Corporation, the Participant has executed and delivered to the Corporation a letter of investment intent in such form and containing such provisions as the Board may require. The Corporation shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell Shares upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the United States Securities Act of 1933 the Plan, any Award or any Shares issued or issuable pursuant to any such Award. If, after reasonable efforts, the Corporation is unable to obtain from any such regulatory commission or agency the authority which counsel for the Corporation deems necessary for the lawful issuance and sale of Shares under the Plan, the Corporation shall be relieved from any liability for failure to issue and sell Shares upon exercise of such Awards unless and until such authority is obtained.

Section 11.5	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 11.6	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein, without recourse to its conflict of laws rules.

Section 11.7	Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 11.8	Effective Date of the Plan.

The Plan shall take effect on September 21, 2016, which is the date that this Plan was adopted by the shareholders.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed, FOR Proposal 2 and FOR Proposal 3.

1.	Election of Directors:		For	Withhold					For	Withhold			For	Withhold	+
	01 -	Dr. Lorenzo Rossi di Montelera	☐	☐	02 -	Jean-Christophe Bédos			☐	☐	03 -	Davide Barberis Canonico	☐	☐

	04 -	Emily Berlin	☐	☐	05 -	Shirley A. Dawe			☐	☐	06 -	Frank Di Tomaso	☐	☐

	07 -	Louis L. Roquet	☐	☐	08 -	Niccolò Rossi di Montelera			☐	☐

						For	Against	Abstain

2.	In respect of the resolution approving the Company’s Omnibus Long-Term Incentive Plan:					☐	☐	☐

						For	Against	Abstain

3.	In respect of the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration:					☐	☐	☐

B	Non-Voting Items

Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.   ▼

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Proxy — BIRKS GROUP INC.

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS GROUP INC. (the “Company”) hereby appoints Jean-Christophe Bédos or, failing whom, Pasquale (Pat) Di Lillo, or instead of the foregoing,                                         , as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on September 21, 2016, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder’s discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Company.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1)	This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2)	A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3)	The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted “FOR” the itemized matters.

Please complete and return in the envelope provided.

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